4/20


03022955

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME OJSC Rostovenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 4839 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/23/03

82-4839

ANNUAL REPORT

2002

Joint Stock Company ROSTOVENERGO



CONTENT

Registration number :_______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")

Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 2

For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**

Date and time of meeting : **June 7, 2003 11 a.m.**

Place of meeting : **PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**

Mailing address to send completed ballots **JSC " Central Moscow Depositary " Olkhovslaya, 22 107066 Moscow**

03 JUN 20 AM 7:21

Name, first name, patronymic / business name of shareholder[1]: ________________

Number of shares owned by shareholder : ___________

ITEM № 2 **About distribution of profits (losses) of the Company in accordance with the results of the financial year.**

RESOLUTION. **To approve the following distribution of profits (losses) of the Company in 2002 :**

Thous. rubles

Undistributed profit (losses) for the reporting period	**54 053**
Allot to : reserve fund	**2 703**
accumulation fund	**-**
dividends	**48 654**
Repayment of losses of previous periods	**2 696**

FOR	AGAINST	ABSTAIN
________ *	________ *	________ *

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners ,** ballots are to be filled in the following way : if the ballot contains more than one version of voting, in the field for number of voting for every version , number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser , handed over after the date of persons listing having right to take part in the general meeting of shareholders , and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares , handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes , situated opposite the left version, number of votes , given for the left version, and make a note that voting is fulfilled by proxy, issued for shares , delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons , having right to participate in the general meeting, not all shares are handed over , poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares , handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID (except for cases ,when voting is carried out in correspondence with directions of persons , which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ____________________ (____________________)
(signature) (name)

by proxy, granted "_____" ________________ by ____________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).

[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Registration number : ______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")

Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 3

For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**

Date and time of meeting : **June 7, 2003. 11 a.m.**

Place of meeting : **PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**

Mailing address to send completed ballots **JSC " Central Moscow Depositary "**
Olkhovslaya, 22 107066 Moscow

Name, first name, patronymic / business name of shareholder[1]: ________________

Number of shares owned by shareholder : __________

ITEM № 3 **About annual dividend payment (announcement) for 2002.**

RESOLUTION : **To pay out the annual dividends for the ordinary nominal shares of the Company for 2002 at the rate of 0,012 rubles per share in pecuniary form during 60 days after decision-making *about payment.***

To pay out the annual dividends for the preference nominal shares of the Company for 2002 at the rate of 0,012 rubles per share in pecuniary form during 60 days after decision-making about payment.

FOR	AGAINST	ABSTAIN
______	______	______
______ *	______ *	______ *

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners** , ballots are to be filled in the following way : if the ballot contains more than one version of voting , in the field for number of voting for every version , number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser , handed over after the date of persons listing having right to take part in the general meeting of shareholders , and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares , handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes , situated opposite the left version, number of votes , given for the left version, and make a note that voting is fulfilled by proxy, issued for shares , delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons , having right to participate in the general meeting, not all shares are handed over , poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of *shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares , handed over after the listing date of persons having the right to* participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID
(except for cases ,when voting is carried out in correspondence with directions of persons , which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ________________ (________________)
(signature) (name)

by proxy, granted "____"________________ by ________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

---

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).

[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis

Registration number :______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")
Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 4

For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**
Date and time of meeting : ***June 7, 2003 11 a.m.***
Place of meeting : **PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots **JSC " Central Moscow Depositary "**
Olkhovslaya, 22 107066 Moscow

Name, first name, patronymic / business name of shareholder[1]: ________________

Number of shares owned by shareholder : __________

ITEM № 4. About election of the Directors' board members of the Company .
Resolution : To elect Directors' board in the following stuff :

№	Name of candidate	Post	Number of votes
1	Burnashev Dmitry Alexandrovich	Head of Department for economics of holding and associated companies JSC RAO UESR	
2	Visokov Vasily Vasiljevich	Head of Directors' board (President) of JSC CB " Tsentr - Invest "	
3	Golubev Igor Mikhailovich	Head of Department for interaction with natural monopolies JSC "Sual-Holding"	
4	Ivin Dmitry Gennadjevich	Head of section of funding sources of Department for investment policy RAO UESR.	
5	Kostenko Vladimir Ivanovich	Head of Department for on-line inspection and activity coordination of subsidiary and dependent energy companies JSC RAO UESR	
6	Kushnarev Fedor Andreevich	Director General of JSC " Rostovenergo "	
7	Nasarov Sergey Makarovich	Deputy Head of Rostov Regional Administration	
8	Nechitailov Vladimir Yurjevich	Deputy director general CC «KES»	
9	Nikitin Danila Nikolayevich	Deputy head of Department for Corporate Policy RAO UESR	
10	Panov Petr Alexandrovich	First deputy of Head of Department – Secretariat of the President of RAO UESR	
11	Rubanov Alexander Iosifovich	Director General of JSC «MezhregionEnergo»	
12	Sitnikov Eugene Grigorjevich	Director General of representation RAO UESR " Juzhenergo "	
13	Slobodin Mikhail Jurjevich	Director of Department for power industry development JSC "TNK"	
14	Smelov Eduard Jurjevich	Chief executive of CC «KES»	
15	Tumarenko Vitaly Mikhailovich	Advisor for Directors'board functioning of the representation RAO UESR "Juzhenergo	
16	Yaroshevich Vladislav Anatoljevich	Advisor for Directors' board functioning of the representation RAO UESR "Juzhenergo "	

Important ! Under cumulative voting the number of votes, possessed by each shareholder, is multiplied by a number of Directors' board members of the Company . A stockholder has the right to give all his votes for one candidate or allocate his votes among several candidates to the Directors' board of the Company.

Fractional part of vote received as a result of multiplication of votes number belonging to shareholder –owner of fractional share by number of Directors' board members , may be given only for one candidate.

A BALLOT PAPER ,CONTAINING THE TOTAL NUMBER OF VOTES GREATER THAN NUMBER OF SHARES OWNED BY STOCKHOLDER MULTIPLIED BY NUMBER OF DIRECTORS'BOARD MEMBERS OR CONTAINING ERASURES AND CORRECTIONS IS CONSIDERED INVALID.

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS **INVALID!**

Signature of shareholder (representative)[2] ________________ (________________)
(signature) (name)

by proxy, granted "____"________________ by ____________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

---

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).
[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Registration number :______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")
Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don
BALLOT № 5
For voting at the annual general meeting of shareholders of
JSC "Rostovenergo"

The form - **meeting**
Date and time of meeting : **June 7, 2003 11 a.m.**
Place of meeting : **PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots **JSC " Central Moscow Depositary "**
Olkhovslaya, 22 107066 Moscow

Name, first name, patronymic / business name of shareholder[1]: ________________

Number of shares owned by shareholder : __________

ITEM № 5 **About election of the Company's Inspection Commission .**
RESOLUTION. **To elect Company's Inspection Commission in the following staff :**

№	Name of candidate :	Post	Versions of voting*					
1	Avilova Svetlana Mikhailovna	Head of Financial Department JSC "MezhregionEnergo"	For		Against		Abstain	
2	Block Andrey Yurjevich	Auditor of JSC "Rostovenergo"	For		Against		Abstain	
3	Glushenko Alexey Dmitrievich	Head of Department for assets management of CC "KES"	For		Against		Abstain	
4	Grinchevsky Igor Leonidivich	Deputy Head of Department for interaction with natural monopolies JSC "Sual-Holding"	For		Against		Abstain	
5	*Konstantinov Konstantin Alexandrovich*	*Key specialist of CC «KES»*	For		Against		Abstain	
6	Korobeinikov Sergey Semenovich	Principal specialist of Department for financial audit JSC RAO UESR.	For		Against		Abstain	
7	Krivobokova Natalya Pavlovna	Adviser for inspection commissions functioning of the representation RAO UESR "Juzhenergo	For		Against		Abstain	
8	Lampitsky Stanislav Yankovich	Adviser for inspection commissions functioning of the representation RAO UESR "Juzhenergo "	For		Against		Abstain	
9	Leontjev Andrew Georgievich	Key specialist of Department for interaction with natural monopolies JSC "Sual-Holding	For		Against		Abstain	
10	Mogucheva Julia Borisovna	Key specialist of Department for corporate policy JSC RAO UESR	For		Against		Abstain	

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners ,** ballots are to be filled in the following way : if the ballot contains more than one version of voting , in the field for number of voting for every version , number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser , handed over after the date of persons listing having right to take part in the general meeting of shareholders, and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares , handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes , situated opposite the left version, number of votes , given for the left version, and make a note that voting is fulfilled by proxy, issued for shares , delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons , having right to participate in the general meeting. not all shares are handed over , poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting. If in respect of shares , handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

THE BALLOT CONTAINING VERSION "FOR" MORE THAN FOR 5 CANDIDATES (number of the Inspection Commission members in correspondence with the Company's Charter) , as well as ballot containing more than ONE UNDELETED VERSION OF THE ANSWER, ON EVERY CANDIDATE IS CONSIDERED INVALID

(except for cases ,when voting is carried out in correspondence with directions of persons , which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ____________________ (______________________)
(signature) (name)

by proxy, granted "____" ________________ by ______________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).
[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued)

Registration number : _______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")

Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 6

For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**

Date and time of meeting :	**June 7, 2003 11 a.m.**
Place of meeting :	**PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots	**JSC " Central Moscow Depositary " Olkhovslaya, 22 107066 Moscow**

Name, first name, patronymic / business name of shareholder[1]: ________________

Number of shares owned by shareholder : __________

ITEM № 8. **About confirmation of the Company's auditor.**
RESOLUTION. To confirm the external Company's auditor CC "Joint – Stock Audit Company " Auditinform" (license for corporate auditing № 008679, issued 14.08.01)

FOR	AGAINST	ABSTAIN
________________	________________	________________
________________ *	________________ *	________________ *

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners**, ballots are to be filled in the following way : if the ballot contains more than one version of voting, in the field for number of voting for every version, number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser, handed over after the date of persons listing having right to take part in the general meeting of shareholders, and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares, handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes, situated opposite the left version, number of votes, given for the left version, and make a note that voting is fulfilled by proxy, issued for shares, delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons, having right to participate in the general meeting, not all shares are handed over, poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares, handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares, coinciding with the left version, were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID
(except for cases ,when voting is carried out in correspondence with directions of persons, which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ________________ (________________)
(signature) (name)

by proxy, granted "____"________________ by ____________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).

[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Registration number :_______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")

Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 7
For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**
Date and time of meeting : **June 7, 2003 11 a.m.**
Place of meeting : **PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots **JSC " Central Moscow Depositary "**
Olkhovslaya, 22 107066 Moscow

Name, first name, patronymic / business name
of shareholder[1]: ____________________

Number of shares owned
by shareholder : __________

ITEM № 7. About inserting amendments into the Charter of JSC "Rostovenergo" .
RESOLUTION: To insert the following amendments into the Charter of JSC "Rostovenergo" .

Article 7 :

paragraph 1 of the item 7.1 to write down in the following version :
"The Company has the right according to the results of the first quarter, six months, nine months of the fiscal year or according to the results of the fiscal year to take decision (declare) on dividends payment for the placed shares of the Company. The decision (declaration) about payment according to the results of the first quarter, six months, nine months of the fiscal year may be taken during three months after the correspondent period termination."

paragraphs 1 and 2 of the item 7.3 to write down in the following version :
"Decision on dividends payment (declaration), including decision on dividends amount and payment form for shares of every category (type) is taken by the General meeting of the Company's shareholders.
The amount of the dividends may not exceed the one, recommended by the Company's Board of directors."

item 7.9 to write down in the following version :
"The payoff period of the dividends is determined by the General meeting of the Company's shareholders, but not later than 60 (sixty) days after decision on payment ".

Article 10 :

To supplement the item 10.2 with sub - item 12.1 with the following content :
"12.1) payment (declaration) according to the results of the first quarter, six months, nine months of the fiscal year "

Sub – item 13 of item 10.2 to write down in the following version :
"13) approval of the annual reports, annual accounting reports, including profit and loss reports (profit and loss accounts) of the Company, as well as profit distribution, (including payment (declare) of the Company's dividends, except for the profit distributed as dividends according to the results of the first quarter, six months, nine months of the fiscal year) and loss after expiry of fiscal year;"

To supplement with item 10.9 with the following content :
"10.9 General meeting of Company's shareholders may be held at the location of the Company as well as in Moscow or in Pyatigorsk .
The concrete place of General meeting of Company's shareholders is to be determined by the Board of directors while deciding issues connected with General meeting of Company's shareholders. "

To supplement with item 10.10 with the following content :
"10.10 The duties of Chairman of the General shareholders' meeting are fulfilled by Chairman of Board of directors .
In case of absence of Chairman of directors' Board at the General shareholders' meeting the duties of Chairman of the General shareholders' meeting are fulfilled by deputy of Chairman of Board of directors .
In case of absence of Chairman of directors' Board and deputy of Chairman of directors' Board at the General shareholders' meeting the duties of Chairman of the General shareholders' meeting are fulfilled by any member of directors' Board according to decision of directors' Board members present at he General shareholders' meeting ."

Article 11 :

Item 11.1 to write down in the following version :
"Annual General meeting of Company's shareholders is held not earlier than two months and not later than six months after expiry of the Company's fiscal year.
The following issues presented by the Company's Board of Directors, are obligatory for the Annual General meeting of shareholders: Board of Directors and Auditing committee election, approval of the Company's Auditor, approval of the Company's annual report, annual accounting report, including profit and loss reports (profit and loss accounts) of the Company, as well as profit distribution, including payment (declare) of the dividends, except for the profit distributed as dividends according to the results of the first quarter, six months, nine months of the fiscal year, and the Company's loss after expiry of fiscal year."

To supplement the item 11. 10 with paragraphs of the following content :
"The General meeting of the shareholders is opened if on time of its beginning there is a quorum even on one issue of the agenda of the General meeting of the shareholders . Registration of shareholders entitled for participation in the General meeting of the shareholders, which have not registered for participation in the General meeting of the shareholders before its beginning , terminates at the moment of discussion completion on the last issue in agenda of the General meeting of the shareholders which has a quorum.

In the event that by the beginning of the General meeting of the shareholders there is no quorum on all issues of the agenda of the General meeting of the shareholders, the beginning of the General meeting of the shareholders is postponed for two hours. The beginning of the General meeting may be adjourned only once.

The General meeting of the shareholders, by the beginning of which there was quorum only on separate issues of the agenda, can't be closed if by the registration termination those shareholders, registration of which ensured quorum for decision making on other issues of the agenda of the General meeting of the shareholders, have registered . "

Paragraphs 1 and 2 of the item 11.11 to write down in the following version :

"In the event of quorum absence for the holding of General meeting of the Company's shareholders, a repeated General meeting of the Company's shareholders with the same agenda must be held . In the event of quorum absence for the holding of special General meeting of the Company's shareholders, a repeated General meeting of the Company's shareholders with the same agenda may be held .

The decision about repeated calling of General meeting of the Company's shareholders is taken by the Company's Board of directors.A repeated General meeting of the Company's shareholders, held instead of abandoned one, is qualified if Company's shareholders, possessing in aggregate at least 30 percent votes of placed voting Company's shares, participate in the meeting."

Item 11.13 to write down in the following version :

"The results of voting and decisions of the General meeting of shareholders are announced at the General meeting of shareholders of the Company.

In the event that the results of voting and decisions of the General meeting of shareholders were not announced at the General meeting of shareholders, not later than 10 (ten) days after draw up of voting minutes , decisions of the General meeting of shareholders as well as voting results are published by the Company in the newspaper "Molot"."

Article 12 :

Paragraph 3 of the item 12.5 to write down in the following version :

"The procedure of familiarization of persons from the list of ones, entitled to participate in the General meeting of shareholders, with information (materials) on issues of the General meeting of shareholders' agenda and enumeration of such information (materials) are determined by the decision of the Board of directors of the Company. "

Article 14 :

Paragraph 2 of the item 14.8 to write down in the following version :

"At this, bodies or persons convoking extraordinary General meeting of the shareholders, are entitled to convoke and hold General meeting of the shareholders, in accordance with the Federal Law "Public Corporations" and this Articles, including convoking and holding repeated General meeting of the shareholders in cases provided by the Federal Law "Public Corporations" and this Articles ."

Paragraph 1 of the item 14.9 to write down in the following version :

"In the event that suggested agenda of the extraordinary General meeting of the shareholders contains issue concerning Company's Board of Directors members' election:"

Paragraph 1 of the sub - item 14.9.2 of the item 14.9 to write down in the following version :

"14.9.2 Company's shareholder(s) possessing in aggregate at least 2 percent of voting Company's shares, has (have) the right to nominate candidates for members of the Company's Board of Directors , number of candidates should not exceed number of the Company's Board of Directors members . "

Article 15 :

Sub - item 19 of the item 15.1 to write down in the following version :

"19) approval (updating) of control data of Company's cashflow (budget), and/or approval (updating) of Company's cashflow (budget) "

To supplement the item 15. 1 with sub-item 20.1 of the following content :

"20.1) inserting amendments into the Charter of the Company connected with establishment of affiliated branches and representative offices of the Company (including changes of names and location of affiliated branches and representative offices of the Company) and liquidation thereof;"

Sub - item 21 of the item 15.1 to write down in the following version :

"21) taking a decision on Company's participation in other organizations (including coordination of constitutive documents and candidates to managerial bodies of newly established organizations), change of participation share (number of shares, share and portion size), charge of shares and portions and termination of the Company's participation in other organizations;"

Sub - item 22 of the item 15.1 to write down in the following version :

"22) forming of Company's credit policy concerning issue of loans, signing credit agreements and contracts of debt , issue of warranties, acceptance of bill liability (issue of one name paper and transfer note) , pawning of property and taking a decision concerning settlement of mentioned transactions in cases determined by the credit policy of the Company, as well as taking decisions on all above mentioned issues, if the credit policy of the Company is not determined; "

Sub - item 29 of the item 15.1 to write down in the following version :

"29) prior approval of decisions concerning Company's settlement of transactions, connected with non-repayable disposal of Company's property or interests to itself or the third person, as well as transactions connected with exemption from property liabilities to itself or the third person;"

Sub - item 30 of the item 15.1 to write down in the following version :

"30) approval of organizational structure of the Company; "

Sub - item 37 of the item 15.1 to write down in the following version :

"37) forming of the Company's (Company's representatives) position on the following agenda issues of general meetings of the shareholders and sittings of boards of directors of subsidiaries and dependant economical communities (DEC) , including to take or not to take part in the voting on agenda issues, to vote "for" , "against" or "abstain" :

a) DEC liquidation

b) DEC reorganization

c) determination of numerical composition of DEC's board of directors, nominating and election of its members, pre-term revoke of their authorities

d) determination of number, nominal value, category (type) of declared DECs' shares and rights given by these shares;

e) community's charter capital increasing by means of shares nominal value augmentation or additional shares placing

f) distribution of DECs' securities , converted into ordinaries,

g) splitting, consolidation of DECs' shares
h) approval of major transactions performed by DECs
i) determination of agenda for general meeting of the shareholders (participants) of DECs
j) DECs ' participation in other organization (about entry into operating organization or creation of new one), about acquisition, alienation, charge of shares and parts in authorized capital stock of organizations where DECs participate , and about termination of DECs participation in other organizations
k) Inserting amendments into constitutive documents of DECs
l) Payoff remuneration and compensation to the members of the Board of directors and inspection commission of DECs;"

Sub - item 38 of the item 15.1 to write down in the following version :

"38) *forming of the Company's (Company's representatives) position on the agenda issue of DECs boards of directors sittings about forming* of the of DECs position on the following agenda issues of general meetings of the shareholders (participants) and sittings of boards of directors of subsidiaries and dependant economical communities with respect to DECs (including commission to take or not to take part in the voting on agenda issues, to vote "for", "against" or "abstain"):
a) in settlement of transaction by subsidiaries and dependant economical communities with respect to DECs (including several interrelated transactions) connected with property alienation or possibility of property alienation , forming fixed assets, intangible assets, objects of construction in process, goal of utilization of which is generation, transmission, manual supervision, distribution of electric and thermal power, in cases (extent) determined by method of interaction of the Company with organizations where the Company participate, approved by the Company's Board of directors.
b) about reorganization, liquidation, increase in authorized capital stock by means of increase in par value of shares or by means of additional stock floatation, distribution of securities, converted into equities , of subsidiaries and dependant economical communities with respect to DECs fulfilling generation, transmission, manual supervision, distribution and marketing of electric and thermal power ;"

Sub - item 39 of the item 15.1 to write down in the following version :

"39) preliminary approval of decisions on settlement of the following transaction:

a) transactions concerning Company's non-negotiable instruments, in the amount 10 to 25 percent of these instruments balance value by date of decision about such transaction settlement;
b) transactions (including several interrelated transactions) connected with property alienation or possibility of property alienation , *forming fixed assets, intangible assets, objects of construction in process, goal of utilization of which is generation, transmission, manual* supervision, distribution of electric and thermal power, in cases (extent) determined by special decisions of the Company's Board of directors."

Sub - item 41 of the item 15.1 to write down in the following version :

"41) decision making about nomination by the Company candidates for election for sole executive authority, other managerial bodies, as well as candidate for auditor of the organizations, of any organizational and legal form, in which the Company takes part ;"

Article 20 :

In the item 20.2 words " - preparation of annual (quarterly) business plan, Company's budget, and annual (quarterly) report of business plan and Company's budget execution " **to replace by words** "- approval (updating) of Company's cashflow (budget), in case if Company's cashflow (budget) is not approved by the Company's Board of directors; "

In the item 20.2 to exclude words " - approval of internal Company's regulations determining form, structure and content of the Company's annual report ;"

Article 21 :

In the item 21.3 words " - approves general structure of the Company's executive mechanism;" **to replace by words** "- recommends for approval by the Company's Board of directors the organizational structure of the Company ;"
words " - approves staff list and official salary for the Company's employees, according to general structure of the Company's executive mechanism" ;" **to replace by words** "-approves staff list and official salary for the Company's employees, according to organizational structure of the Company;"

Article 25 :

To supplement the Article 25 with items 25.4 - 25.11 of the following content :

" 25.4 The Company's Board of directors fulfils problems solution connected with preparation and conducting of general meetings of shareholders of companies , established as a result of Company's reorganization in form of allotment or division (further on - established companies) :
- determines form, date, place , time of conducting of general meeting of shareholders of the established company and mailing address to send completed ballot-papers;
- determines the agenda of general meeting of shareholders of the established company;
- determines date of drawing up the list of persons having right to participate in f general meeting of shareholders of the established company;
- *determines the procedure of announcement to shareholders about conducting of general meeting of shareholders of the established* company;
- determines the enumeration of information (materials) provided to shareholders during preparation for general meeting of shareholders of the established company and form of its provision;
- considers proposals of shareholders of established companies about inclusion of suggested by them candidates into register of persons for election into authorities of each established company. The procedure of submission of such proposals as well as the procedure of their consideration by the company's Board of directors is determined by the resolution of the General meeting of shareholders about reorganization;
- submits for consideration of general meeting of shareholders of each established company charter draft of the established company;
- approves the form and wording of ballot-paper in case of voting by ballots;
- forms working bodies of general meetings of shareholders of established companies;
- determines type (types) of preference shares, owners of which have the voting right on agenda issues of general meeting of shareholders of established company;
- determines start time of participants registration of general meeting of shareholders of established company, held in form of joint attendance;

25.5 In the event of quorum absence for the holding of general meeting of shareholders of established company, not later than 40 days after abandoned general meeting of shareholders of established company, a repeated general meeting of the establishes company's shareholders with the same agenda must be held. Repeated general meetings of the establishes companies' shareholders are qualified (have quorum) if established companies' shareholders, possessing in aggregate at least 30 percent votes of placed voting of established company's shares, participate in the meeting.

25.6 At the holding of repeated general meeting of the shareholders of established company after abandoned general meeting of the shareholders of established company , the persons entitled to participate the general meeting of shareholders of established company , are determined by the list of persons entitled to participate the abandoned general meeting of shareholders of established company.

25.7 Announcement about holding of repeated general meeting of the shareholders of established company and voting papers are to be forwarded to shareholders of established companies by a registered letter not later than 20 (twenty) days prior to holding date of the repeated general meeting of shareholders of established companies.

25.8 In the event that decision on one or several issues of agenda of general meeting of shareholders of established company was not reached, not later than 40 days after general meeting of shareholders of established company, where decision on one or several issues of agenda was not reached, a repeated general meeting of shareholders of established company must be held. At this the agenda of the repeated general meeting of shareholders of established company must contain only those issues decision on which was not reached by the general meeting of shareholders of established company. While holding such repeated general meeting of shareholders of established company the list of persons entitled to participate in general meeting of shareholders of established company is determined in correspondence with the article 51 of the Federal Law "Public Corporations".

25.9 Announcement about holding of repeated general meeting of the shareholders of established company and voting papers are to be forwarded to shareholders of established companies by a registered letter not later than 20 (twenty) days prior to holding date of the repeated general meeting of shareholders of established companies.

25.10 The duties connected with preparation of repeated general meetings of the shareholders of all established companies are fulfilled by the Board of directors of the Company.

25.11 other questions, connected with preparation of repeated general meetings of the shareholders of established companies are settled by the General meeting of the shareholders of the Company within the bounds of question about reorganization of the Company in the form of allotment or division."

FOR	AGAINST	ABSTAIN
________ *	________ *	________ *

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners** , ballots are to be filled in the following way : if the ballot contains more than one version of voting , in the field for number of voting for every version , number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser , handed over after the date of persons listing having right to take part in the general meeting of shareholders , and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares , handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes , situated opposite the left version, number of votes , given for the left version, and make a note that voting is fulfilled by proxy, issued for shares , delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons , having right to participate in the general meeting, not all shares are handed over , poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares , handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID
(except for cases ,when voting is carried out in correspondence with directions of persons , which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ____________________ (________________________)
(signature) (name)

by proxy, granted "____" ____________________ by ________________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).

[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Registration number :______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")
Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 8
For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**
Date and time of meeting : **June 7, 2003 11 a.m.**
Place of meeting : **PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots **JSC " Central Moscow Depositary "**
Olkhovslaya, 22 107066 Moscow

Name, first name, patronymic / business name of shareholder[1]: ________________

Number of shares owned by shareholder : __________

ITEM № 8 About confirmation of the Regulations for preparation and conducting the Company's general meeting of shareholders in new version.

RESOLUTION. To confirm the Regulations for preparation and conducting the Company's general meeting of shareholders in new version .

FOR	AGAINST	ABSTAIN
______	______	______
______ *	______ *	______ *

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners ,** ballots are to be filled in the following way : if the ballot contains more than one version of voting , in the field for number of voting for every version , number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser , handed over after the date of persons listing having right to take part in the general meeting of shareholders , and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares , handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes , situated opposite the left version, number of votes , given for the left version, and make a note that voting is fulfilled by proxy, issued for shares , delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons , having right to participate in the general meeting, not all shares are handed over , poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares , handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID (except for cases ,when voting is carried out in correspondence with directions of persons , which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ________________ (____________________)
(signature) (name)

by proxy, granted "____" ______________ by ______________________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

---

[1] The shareholder - natural person- must specify surname and initials ; the sharekholder - juridical person – must specify brand name (full or short).
[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Registration number : ______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")

Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 9

For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**

Date and time of meeting :	**June 7, 2003 11 a.m.**
Place of meeting :	**PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots	**JSC " Central Moscow Depositary " Olkhovslaya, 22 107066 Moscow**

Name, first name, patronymic / business name of shareholder[1]: ______________

Number of shares owned by shareholder : ________

ITEM № 9 About material remuneration and compensations for members of the Directors' Board of the Company.

RESOLUTION: To approve the Regulations for material remuneration and compensations for members of the Directors' Board of the Company in new version.

FOR	AGAINST	ABSTAIN
________ *	________ *	________ *

LEAVE UNDELETED ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners**, ballots are to be filled in the following way : if the ballot contains more than one version of voting, in the field for number of voting for every version, number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser, handed over after the date of persons listing having right to take part in the general meeting of shareholders, and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares, handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes, situated opposite the left version, number of votes, given for the left version, and make a note that voting is fulfilled by proxy, issued for shares, delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons, having right to participate in the general meeting, not all shares are handed over, poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares, handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares, coinciding with the left version, were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID (except for cases ,when voting is carried out in correspondence with directions of persons, which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ______________ (______________)
(signature) (name)

by proxy, granted "____" ______________ by ______________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).

[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Registration number : ______

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"
(JSC " Rostovenergo ")

Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don

BALLOT № 1

For voting at the annual general meeting of shareholders of JSC "Rostovenergo"

The form - **meeting**

Date and time of meeting :	**June 7, 2003 11 a.m.**
Place of meeting :	**PC "Energetic", Semashko str. 48 344007 Rostov-on-Don**
Mailing address to send completed ballots	**JSC " Central Moscow Depositary " Olkhovslaya, 22 107066 Moscow**

Name, first name, patronymic / business name of shareholder[1]: ______________

Number of shares owned by shareholder : __________

ITEM № 1 About approval of the annual report for the year 2002; annual balance sheets, including profit - and – loss statements of the Company for the year 2002.

RESOLUTION: 1. To approve the annual report of JSC " Rostovenergo " for 2002.
2. To approve balance sheets of the Company for 2002.
3. To approve profit - and – loss statements of the Company for 2002.

FOR	AGAINST	ABSTAIN
______________	______________	______________
*	*	*

LEAVE <u>UNDELETED</u> ONLY ONE VERSION OF THE ANSWER, WHICH CORRESPONDS TO YOUR DECISION.

***Attention ! In the event that voting is carried out in correspondence with directions of persons which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners ,** ballots are to be filled in the following way : if the ballot contains more than one version of voting , in the field for number of voting for every version , number of votes for the corresponding version must be indicated, and there must be note, that the voting is fulfilled in correspondence with directions of shares purchaser , handed over after the date of persons listing having right to take part in the general meeting of shareholders , and (or) in correspondence with directions of owners of deposit securities; voting by proxy, issued for shares , handed over after the listing date of persons having right to take part in the general meeting, in the field for number of votes , situated opposite the left version, number of votes , given for the left version, and make a note that voting is fulfilled by proxy, issued for shares , delivered after listing date of persons, having right to participate in the general meeting; if after listing date of persons , having right to participate in the general meeting, not all shares are handed over , poller in the field for votes number, situated opposite the left version, must show number of votes, given for the left version of voting, and to make a note that part of shares was handed over after the listing date of persons having right to participate in the general meeting.. If in respect of shares , handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

THE BALLOT CONTAINING MORE THAN ONE UNDELETED VERSION OF THE ANSWER, IS CONSIDERED INVALID
(except for cases ,when voting is carried out in correspondence with directions of persons , which purchased shares after the listing date of person, having the right for participation in the general meeting of shareholders or in correspondence with directions of deposit securities owners)

THE BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, IS CONSIDERED INVALID

THE BALLOT WITHOUT SHAREHOLDER'S SIGNATURE IS INVALID!

Signature of shareholder (representative)[2] ______________ (______________)
(signature) (name)

by proxy, granted "____" ______________ by ______________
(date)

Attention! If the ballot sent to shareholder by registered letter and sent back to the Company is signed by the trustee (representative) of the shareholder, it must be enclosed by a proxy, under which the representative acts , or its notarized copy. If the shareholder intends to be present at the meeting personally or send the representative, he must get (or pass to the representative) this ballot at the general meeting of shareholders .

---

[1] The shareholder - natural person- must specify surname and initials ; the shareholder - juridical person – must specify brand name (full or short).

[2] The representative of the shareholder, which has signed the ballot, must specify surname and initials (in full) and essential elements of the proxy on the basis of which he acts (date and by whom it was issued).

Открытое акционерное общество «Ростовское акционерное общество энергетики и электрификации» (ОАО «Ростовэнерго»), 344007, г. Ростов-на-Дону, ул. Б. Садовая, 49

Сообщение о проведении очередного годового Общего собрания акционеров.

Годовое общее собрание акционеров состоится 7 июня 2003 г. в 11.00 в помещении ДК «Энергетик» по адресу: г. Ростов на Дону, пр. Семашко, 48.

Форма проведения общего собрания акционеров - собрание.

Данная процедура не является обязательной для акционеров.

Список акционеров, имеющих право на участие в годовом общем собрании акционеров общества, составлен 23 апреля 2003 г.

Время начала регистрации участников собрания 9.00.

Тел. для справок: 385-581, 385-108, 385-236.

Повестка дня собрания:

1. Об утверждении годового отчета за 2002 год, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) Общества за 2002 год;

2. О распределении прибыли и убытков общества по результатам 2002 финансового года;

3. О выплате (объявлении) дивидендов по итогам 2002 года;

4. Об избрании членов Совета директоров Общества;

5. Об избрании членов Ревизионной комиссии Общества;

6. Об утверждении аудитора Общества;

7. О внесении изменений и дополнений в Устав Общества;
8. Об утверждении положения о порядке подготовки и проведения Общего собрания акционеров Общества в новой редакции.
9. О выплате членам Совета директоров Общества вознаграждений и компенсации.

Заполненные бюллетени для голосования могут направляться по адресу: 107066 г. Москва, ул. Ольховская, 22, ОАО «Центральный Московский Депозитарий» и должны быть получены не позднее чем за 2 дня до даты проведения Общего собрания акционеров – **4 июня 2003 г.**

С информацией, предоставляемой при подготовке к проведению годового общего собрания акционеров, можно ознакомиться с **17 мая 2003 года по 7 июня 2003 года,** с **10 часов до 15 часов** по следующим адресам:

107066, г. Москва, ул. Ольховская, 22 ОАО «Центральный Московский Депозитарий»,

344007, г. Ростов-на-Дону, ул. Большая Садовая, 49, комн. 426

Совет директоров ОАО « Ростовэнерго»

Открытое акционерное общество «Ростовское акционерное общество энергетики и электрификации» (ОАО «Ростовэнерго»), 344007, г. Ростов-на-Дону, ул. Б. Садовая, 49

Сообщение о проведении очередного годового Общего собрания акционеров.

Годовое общее собрание акционеров состоится 7 июня 2003 г. в 11.00 в помещении ДК «Энергетик» по адресу: г. Ростов на Дону, пр. Семашко, 48.

Форма проведения общего собрания акционеров - собрание.

Данная процедура не является обязательной для акционеров.

Список акционеров, имеющих право на участие в годовом общем собрании акционеров общества, составлен 23 апреля 2003 г.

Время начала регистрации участников собрания 9.00.

Тел. для справок: 385-581, 385-108, 385-236.

Повестка дня собрания:

1. Об утверждении годового отчета за 2002 год, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счетов прибылей и убытков) Общества за 2002 год;

2. О распределении прибыли и убытков общества по результатам 2002 финансового года;

3. О выплате (объявлении) дивидендов по итогам 2002 года;

4. Об избрании членов Совета директоров Общества;

5. Об избрании членов Ревизионной комиссии Общества;

6. Об утверждении аудитора Общества;

7. О внесении изменений и дополнений в Устав Общества;
8. Об утверждении положения о порядке подготовки и проведения Общего собрания акционеров Общества в новой редакции.
9. О выплате членам Совета директоров Общества вознаграждений и компенсации.

Заполненные бюллетени для голосования могут направляться по адресу: 107066 г. Москва, ул. Ольховская, 22, ОАО «Центральный Московский Депозитарий» и должны быть получены не позднее чем за 2 дня до даты проведения Общего собрания акционеров – **4 июня 2003 г.**

С информацией, предоставляемой при подготовке к проведению годового общего собрания акционеров, можно ознакомиться с **17 мая 2003 года по 7 июня 2003 года,** с **10 часов до 15 часов** по следующим адресам:

107066, г. Москва, ул. Ольховская, 22 ОАО «Центральный Московский Депозитарий»,

344007, г. Ростов-на-Дону, ул. Большая Садовая, 49, комн. 426

Совет директоров ОАО « Ростовэнерго»



Dear shareholders!

There you can see a brief review of activity of Board of directors for the reporting period.

In correspondence with legislation the Board of directors fulfilled the general management of the Company's activity, determined foreground tasks, set guiding lines of its activity for long-term prospect, exercised control of the Company's executive board.

Activity of the Board of directors were organized in accordance with approved plan.

13 sittings of the Board of directors were held for the reporting period.

In Order to control the financial and economic activity of the executive board every quarter the Board of directors examined the Company's budget execution and approved budget for the next quarter.

Every quarter at Board of directors sitting there was hearing of General director's report about results of production and economic activity, including execution of Company's business plan, execution of business plan as regards energy sale, investment activity, Company's taxation policy, process of reorganization of the Company and other current questions.

In the framework of preparation for reorganization of the Company, the Board of directors approved the order of interaction of JSC «Rostovenergo» with other organizations, in which the Company participates, and temporal procedure of transactions settlement with Company's assets for the period of reorganization. Standing orders for preparation of the Company's separating balance were also approved by the Board of directors.

During the reporting period the Board of directors approved measures for optimization of number of the Company's personnel for 2002 - 1quarter 2004, and Compensatory program, which provides the procedure of compensation payment for employees released in the process of reorganization.

The Board of directors also approved independent appraisers for evaluation of commercial value of the Company's objects with the aim of further sale.



With the aim to raise the control efficiency of the Company's financial and economic activity, to improve transparency of the Company, to protect shareholders, the Board of directors approved Regulation on forming cashflow movement and report about its execution.

Last year the team of Company's managers obtained positive results. They have established and are improving the system of budgeting, the aim of which is to provide interconnection of strategic, tactical and on-line planning, as well as the financial management of the Company in current conditions. The Company has accounts receivable of electric and thermal energy consumers in amount less then monthly sale of electric and thermal energy. The company has no past due indebtedness to budgets of all levels as regard taxes and fees, wages to the staff, fuel suppliers, electricity suppliers from FWMEP and RAO UESR, and gained net profit in amount 54053 thousand rubles. Taking into consideration the results of work in 2002 the team of Company's managers deserves appreciation.

Head of Board of directors
JSC «Rostovenergo» **E.G. Sitnikov**





Dear shareholders!

There you can see the report about activity of our Company for the last year.

In 2002 JSC «Rostovenergo» provided secure electrical and thermal energy supply to all branches of industry and population of Rostov region. The power supply system operated stable.

JSC «Rostovenergo» conducts regular, up to date business, with cleared balance, adjusted sale of electric and thermal energy, meeting the challenge of current management. During 2002 we continued the difficult, but very important work in reinforcement of payment discipline of electric and thermal energy consumers, improvement of accounts quality. The tasks, determined by the Board of directors, are fulfilled.

The electric energy sale in 2002 amounted 10705,7 mln. kW h or 100,2% compared with the year 2001. The thermal energy sale in 2002 amounted 3862,7 Gcal, that is 5,5% less than in 2001.

The generation volume of our power plants amounted 3231,2 mln. kW h (103,3 % of plan and 92,4% of the year 2001). As regards thermal energy – 99,8 % of plan and 94,5 % of the year 2001.

Net profit of JSC «Rostovenergo» in 2002 amounted 54053 thous. rubles.

The Company's shares are in demand at RTS and MIBCE. For the reporting year the market capitalization of JSC «Rostovenergo» increased 28 %. Number of shares, deposited with ADR, increased, that is evidence of ever-growing interest of foreign investors towards securities of our Company.

Consumers accounts receivable for provided energy reduced 17 mln. rubles, i.e. 4,5%, compared with the beginning of 2002.

Taxes and fees charged during the reporting year, were paid off promptly and completely. In 2002 JSC «Rostovenergo» paid to the budgets of all levels 794 162 thousand rubles.

During the reporting period financing of fuel costs was fulfilled in full amount. As of 01.01.2003 JSC «Rostovenergo» has no indebtedness in accordance with contractual stipulations for fuel supply.



In 2002 the Company operated in conditions of permanent increase of prices for fuel, materials and services. REC of Rostov region untimely and not in full amount took account of economically sound expenses while tariff setting, this caused a lot of additional problems for the Company. Nevertheless, the power supply system successfully prepared for winter and secured stable passage of HWS loads. Expenses for repairs of production facilities in 2002 amounted 312,695 mln. rubles, compared with 312,758 mln. rubles planned.

In 2002 JSC «Rostovenergo» continued work in construction of new and reconstruction of acting energy objects. 481,317 mln. rubles of capital investment were mastered, it is especially important under the conditions of considerable depreciation of basic assets . Reconstruction of thermal networks with extent 7,05 trass km in the cities Rostov-on-Don and Volgodonsk was carried out. AL 35 kV and higher with extent 76,53 km were built, 16 thousand kVa of transformer capacity were put into operation, AL 0,4-10 kV with extent 191,7 were commissioned.

In the framework of realization of structural reorganization of power engineering JSC «Rostovenergo» actively carried out work in execution of preparatory stage of Company's transformation. In accordance with the Program of preparatory stage execution, work in technical inventory taking, certification of capital facilities objects, cadastral registration of land was carried out. Registration of proprietary rights of the Company's property was completed, separated accounting according to types of activity was put into practice.

In pursuance with the resolution of Directors' Board RAO UESR in 2002 we began project development for reforming of remedial maintenance activities with establishment of associated companies on the basis of special-purpose subsidiaries. A number of actions for establishment of associated companies on the basis of health-centers and auxiliary agricultural farms was also taken. RDM within JSC «Rostovenergo» was isolated as organization department of managerial office of the Company and simultaneously new RDM was established.



Corresponding to results of 2002 several managers of our Company got public appreciation and were included in rating " The most highly professional managers of Russia".

As a whole the result of the last year are positive.

The key measures for the next period are measures in expenses reduction, increase of quality of energy sales record, reduction of non-production losses in energy sale. It is necessary to continue development of energy sale methodology in work with different groups of consumers, renewal of basic assets of the Company, modernization and replacement of obsolete equipment. In 2003 it is necessary to solve a lot of problems of current management and problems, connected with realization of project of JSC «Rostovenergo» reorganization on the basis of new laws concerning power industry.

We are sure that professional work, your support and confidence will assist JSC «Rostovenergo» to become an effective market structure, meeting the modern requirements, stable in development and as always taking the leading position in energy branch.

Director general

JSC «Rostovenergo»  **F.A. Kushnarev**





Notation conventions
NPP
SDPP, TPP
HPP
Substation 500 kV
Substation 330 kV
Substation 220 kV
DCL 800 kV
transmission lines 500 kV
transmission lines 330 kV
transmission lines 220 kV
central offices of electrical networks
UKRAINE
Northern electrical networks
Millerovo
Northern-Eastern electrical networks
Kamensk
KTPP
Tsimljansk
Tsimljansk reservoir
TsHPP
Western electrical networks
NSDPP
Sh-30
Shakhty
NPP
Southern-Western electrical networks
Central electrical networks
ShTPP
ShGTPP
VTPP-1
VTPP-2
Volgodonsk
RTPP-2
Taganrog
NchSDPP
Rostov-on-Don
Azov
Azov Sea
Southern electrical networks
Southern-Eastern electrical networks
Eastern electrical networks
Salsk

2. General information about the Company.

Power supply system "Rostovenergo" belongs to UPS of the Northern Caucasus and ensures energy supply of consumers of Rostov Region, the total area of which is 100,8 thousand km^2 with population 4,4 mln. people. It takes the central position in the South of Russia, borders on Ukraine and Northern Caucasus, is connected with Krasnodar and Kalmyk power supply systems of the United power supply system of the Northern Caucasus, Voronezh and Volgograd power supply systems of UPS of the Center.

Deficient power and energy (70 %), consumed by Rostov region, comes from the Federal Wholesale Market of Electricity and Power of Russia (FWMEP) .

Installed electric capacity of JSC "Rostovenergo" makes up 829MW, installed thermal capacity – 3995Gcal/h, length of high-voltage electric lines 35-220KV – 14951km, distributing lines 0,4–10KV 63203km, length of thermal networks 269km.

JSC "Rostovenergo" incorporates into united technological, organizational and financial system enterprises engaged in generation, transportation, distribution and sale of electric and thermal power.

- Generation of energy and power in the power supply system is provided by 5 power plants:

Volgodonsk TPP-2;	Tsimljansk HPP	
Rostov TPP-2;	Kamensk TPP;	VolgodonskTPP-1

The majority of power plants of power supply system generate both electric and thermal power.

- Transmission of electric power from power plants to consumers and maintenance of high-voltage and distribution lines, cable lines, as well as transformer and distribution substations are provided by 8 electrical networks enterprises:



Central Electrical Networks;
Southern Electrical Networks;
South-Western Electrical Networks;
Northern Electrical Networks;
Western Electrical Networks;
Eastern Electrical Networks;
South-Eastern Electrical Networks;
North-Eastern Electrical Networks.

- Transmission of thermal energy in Rostov-on-Don is carried out by Rostov Thermal Networks, in Volgodonsk – by Volgodonsk Thermal Networks.
- The operation of power supply system is provided along with power plants and networks by 11 enterprises of system-wide importance.

The analysis of current situation and position of JSC "Rostovenergo" in the region permits, taking into account potential risks as to rates fixing and fuel price movement, to mark the favorable position of our Company. In future we expect to raise the level of production at the expense of exploitation improving of equipment and constructions, refusal of own low effective thermal sources. We also plan in price formation at the level of REC and local authorities to abandon the principle of rates minimization in favor of principle of expenses minimization in whole technological line. Taking into consideration organizational and technical potential of own enterprises compared with potential competitors we'll ensure stability of our Company in near-term and medium-term outlook.

The number of the Company's staff as of 01.01. 2003 is 13979 employees.

Structure of JSC "Rostovenergo"


General meeting of shareholders
Board of directors
Director General
Governing board
Auditing committee
Managerial staff
Subsidiaries



3. Corporate management.

3.1 Principles. Documents.

Information about authorized capital stock of JSC "Rostovenergo":

Amount of the authorized capital stocks of issuer is 4 054 501 932 rubles.

Ordinary shares	Total amount 3 128 764 676 rubles. *Fraction in authorized capital stock:* 77.17%
Preference shares	Total amount 925 737 256 rubles . Fraction in authorized capital stock: 22.83%

Information about shares of JSC "Rostovenergo".

Ordinary shares of the 1st issue

Total amount of issue: 1 158 481

Issue N 58-1п-552,

Registered 27.05.1993 by the Financial office of the Administration of Rostov region.

Method of floatation: closed subscription

Period of floatation: from 27.05.1993 till 02.06.1994

Ordinary shares of the 1st issue

Securities quantity of issue: 377 316

Total amount of issue: 377 316

Issue N 58-1п-552,

Registered 27.05.1993 by the Financial office of the Administration of Rostov region

Method of floatation: closed subscription

Period of floatation: from 27.05.1993 till 10.06.1993

Preference shares of the 1st issue type B

Securities quantity of issue: 97 463

Total amount of issue: 97 463

Issue N 58-1п-552,



Registered 27.05.1993 by the Financial office of the Administration of Rostov region

Method of floatation: conversion

Period of floatation: from 8.12.1993 till 5.01.1994

Shares under sale by Fund of property are converted into ordinary shares.

Securities quantity of issue: 769 103 131

Total amount of issue: 769 103 131

Issue N 58-1-1274,

Registered 27.12.1995 by the Financial office of the Administration of Rostov region

Method of floatation: allocation among shareholders

Period of floatation: from 27.12.1995 till 30.12.1995

Preference shares of the 2nd issue

Securities quantity of issue: 231 056 998

Total amount of issue: 231 056 998

Issue N 58-1-1274,

Registered 27.12.1995 by the Financial office of the Administration of Rostov region

Method of floatation: allocation among shareholders

Period of floatation: from 27.12.1995 till 30.12.1995

Ordinary shares of the 3d issue

Securities quantity of issue: 11 832 094

Total amount of issue: 11 832 094

Issue N 1-03-00125-A, registered 21.07.1997 by FCS of Russia

Method of floatation: closed subscription

Period of floatation: from 21.07.1997 till 21.07.1997

Preference shares of the 3d issue

Securities quantity of issue: 694 302 942

Total amount of issue: 694 302 942

Issue N 2-03-00125-A, registered 26.10.1998 by FCS of Russia

Method of floatation: allocation among shareholders

Ordinary shares of the 3d issue
Securities quantity of issue: 2 346 573 507
Total amount of issue: 2 346 573 507
Issue N 1-04-00125-A , registered 26.10.1998 by FCS of Russia
Method of floatation: allocation among shareholders
Period of floatation: from 16.11.1998 till 16.11.1998

Par value of shares of all issues and types - 1 ruble.

Changes in register of shareholders, possessing not less than 5% shares of the Company.

As of 2002 year beginning the total number of shareholders was 8 455.

Shareholder (participants), possessing not less than 5 per cent of the authorized capital stock of issuer:

1. LS "Central Moscow depositary" (nominal holder RAO UESR)
Mailing address: 22 Olkhovskaya str. ,107066, Moscow
Share in authorized capital stock: 48.45 % (nominal holder)
2. ING Bank (Eurasia)
Mailing address: 31 Krasnaya Presnaya str. , 123022, Moscow
Share in authorized capital stock: 10.45 % (nominal holder)
3. CC "Depositary- Clearing Company"
Mailing address: 14/2, b.431 Staraya Basmannaya str. , 103064, Moscow
Share in authorized capital stock: 8.51 % (nominal holder)
4. CC "Branswick Varburg Nomins"
Mailing address: 52/4 Kosmodemyanskaya q. 113054, Moscow
Share in authorized capital stock: 8.00 % (nominal holder)

As of the 2002 year end the total number of shareholders is 7 992

Shareholder (participants), possessing not less than 5 per cent of the authorized capital stock of issuer:

1. LS "Central Moscow depositary" (nominal holder RAO UESR)
Mailing address: 22 Olkhovskaya str. ,107066, Moscow
Share in authorized capital stock: 48.45 % (nominal holder)
2. INGDeposiyary/ ING Bank (Eurasia) CC



Mailing address: 31 Krasnaya Presnaya str. , 123022, Moscow

Share in authorized capital stock: 13.99 % (nominal holder)

3. ING Bank (Eurasia)

Mailing address: 31 Krasnaya Presnaya str. , 123022, Moscow

Share in authorized capital stock: 11.28 % (nominal holder)

4. CC "Depositary- Clearing Company"

Mailing address: 14/2, b.431 Staraya Basmannaya str. , 103064, Moscow

Share in authorized capital stock: : 5.20 % (nominal holder)

In 2002 the Company did not purchase own shares, there are no own shares on the balance of the Company.


as of 01.01.2002
37%
48%
15%
JSC RAO UESR
Natural person
Juridical person

The structure of the authorized capital stock


as of 01.01.2003
38%
48%
14%
JSC RAO UESR
Natural person
Juridicak person



The structure of the authorized capital stock

Name of the securities owner	Share in authorized capital stock as of 31.12.2001,%	Share in authorized capital stock as of 31.12.2002,%
JSC RAO UESR	48,43	48,43
Natural persons- residents	14,9	13,69
Natural persons- non-residents	0,00	0,00
Juridical persons - residents	1,47	1,15
Juridical persons – non-residents	1,2	1,0
Federal property	-	-
Property of RF subject	-	-
Nominal holders	34,00	35,73

3.2 Information about members of managerial and control bodies of the Company.

3.2.1 Board of directors

Company's Board of directors fulfills the general supervision of the activity of the Company, with the exception of questions referred by the Federal Law "Public Corporations" exclusively to reference of General meeting of shareholders, and is formed of JSC "Rostovenergo" shareholders and representatives of shareholders.

Member of the Board of directors	Number of the Company's shares in possession of the person
Name: Visokov Vasiliy Vasilyevich Place of residence: Rostov-on-Don	-
Name: Kim Radion Suerovich Place of residence: Moscow	-
Name: Kostenko Vladimir Ivanovich Place of residence: Moscow	-
Name: Kushnarev Fedor Andreevich Place of residence: Rostov-on-Don	Common: 3 294 196Preference type A: 632 996
Name: Nazarov Sergey Makarovich Place of residence: Rostov-on-Don	-
Name: Nikitin Danil Nikolaevich Place of residence: Moscow	-
Name: Panov Petr Alexandrovich Place of residence: Moscow	-
Name: Repin Igor Nikolaevich Place of residence: Moscow	-
Name: Sitnikov Evgeniy Grigorevich Place of residence:.Pyatigorsk	-
Name: Yaroshevich Vladislav Anatolevich Place of residence: Moscow	-



Total amount of compensation for the year to members of the Board of directors : 440934,28 руб.

Large-scale transactions and transactions with interest were not made.

3.2.2 Inspection commission was elected at the annual General meeting of shareholders 31.05.2002 in the following membership:

Block Andrey Yurievich – Auditor of the 1st category of JSC "Rostovenergo"

Zhirnaya Valentina Nikolaevna– Adviser for work with Inspection Commissions of the representation RAO UES national electrical networks "Juzhenergo" ;

Pogorelova Elena Yurievna – Adviser for work with Inspection Commissions of the representation RAO UES national electrical networks "Juzhenergo"

Pshenichnaya Galina Anatolievna – Key specialist of analysis and control section of Corporate Policy Department RAO UES national energy networks

Tolstaya Irina Ivanovna – Chief accountant of Equipment Production and Maintenance Works of JSC "Rostovenergo".

3.2.3 Director general

The sole executive setting – Director general of the Company, presiding the current activity of the Company, **Kushnarev F.A.**

3.3 Associated and subordinate companies.

There are no associated companies. Subordinate companies:

- JSC «Experimental TES» (share of JSC "Rostovenergo" in authorized capital stock 39.6%);
- CC «Gas turbine technologies (share of JSC "Rostovenergo" in authorized capital stock 50%).

3.4 Information about substantial facts (in correspondence with classification of FCS).

Open joint stock company " Rostov joint stock company of electric power and electrification"

Business location: 49 B. Sadovaya str. , 344007, Rostov-on-Don
Issuer's code : 00125-A

1. Date of fact (event, action): 11.02.2002
   Code of fact (event, action): 0500125A11022002

Name: ING Deposiyary/ ING Bank (Eurasia) CC
Location: 31 Krasnaya Presnaya str., 123022, Moscow
Mailing address: 31 Krasnaya Presnaya str., 123022, Moscow
Share in total amount of common shares before change: 4,92%
Share in total amount of common shares after change: 5,08%
Date of share change in authorized capital stock – 11.02.2002

2. Date of fact (event, action): 15.02.2002
   Code of fact (event, action): 1300125A15022002

MINUTES № 9
of the sitting of Board of directors of JSC "Rostovenergo"
(in form of joint presence)

Moscow 15th February 2002

3. Date of fact (event, action): 21.02.2002
   Code of fact (event, action): 1300125A21022002



MINUTES № 10

of the sitting of Board of directors of JSC "Rostovenergo"

(in form of absent voting)

Rostov-on-Don 21st February 2002

4. Date of fact (event, action): 1.04.2002

Code of fact (event, action): 1200125A01042002

MINUTES

Of extraordinary general meeting of shareholders of open joint stock company of electric power and electrification JSC "Rostovenergo" held in the form of absent voting (expiry date for reception of ballot papers 1st of April 2002).

Rostov-on-Don 1st of April 2002

5. Date of fact (event, action): 15.04.2002

Code of fact (event, action): 1300125A15042002

MINUTES № 14

of the sitting of Board of directors of JSC "Rostovenergo"

(in form of joint presence)

Rostov-on-Don 15th of April 2002

6. Date of fact (event, action): 31.05.2002

MINUTES

Of Annual general meeting of shareholders

Rostov-on-Don 31st of May 2002

7. Date of fact (event, action): 19.06.2002

Code of fact (event, action): 0500125A19062002

Name: CC "ABN AMPO Bank A.O."

Location: 17, b.1, Bolshaya Nikitskaya str., 103009 Moscow

Mailing address: 17, b.1, Bolshaya Nikitskaya str., 103009 Moscow

Share in authorized capital stock before change: 4,97%

Share in authorized capital stock after change: 5,01%

Date of share change in authorized capital stock – 19.06.2002





4. Main production indices.

4.1. Structure and amount of generation of electricity and power spaced out generating capacities for the last three years.

Task for electricity generation, stated for the year 2002, is fulfilled 103,3 %, including as to TPP- 101,1 %. In Tcimlyansk HPP generation amounted 660,6 mln. kWh or 112,9 %. Compared with the year 2001 generation amounted 92,4%.

(mln. kWh)

	2000	2001	2002
Volgodonsk TPP-2	1647,8	1687	1704,2
Rostov TPP-2	740,8	823,1	835,5
Kamensk TPP	10,9	4,2	11
Volgodonsk TN (VTPP-1)	18,4	20,4	20
Nesvetay TPP	276,2	181,7	-
Shakhty GTU	45,8	68,1	-
Thermal networks	2739,9	2784,5	2570,6
Tcimlyansk HPP	698,1	714,2	660,6
SYSTEM	3438	3498,7	3231,2


Amount of generation of electric energy and power.
mln. kWh.
3500
3000
2500
2000
1500
1000
500
0
2000
2001
2002
Tcimlyansk HPP
Shakhty GTU
Nesvetay TPP
Volgodonsk TN (VTPP-1)
Kamensk TPP
Rostov TPP-2
Volgldonsk TPP-2

4.2. The dynamics of electric and thermal energy sales .

In 2000 sales of electric energy amounted 10434 mln. kW h, that is 6,4% more than in 1999. As concerns industrial consumers with adjoint capacity 750 kva and more sales of electric energy amounted 3133 mln. kW h., industrial and equated to them consumers with adjoint capacity below 750 kva – 1359 mln. kW h, agricultural producers – 424 mln. kW h, municipal consumers – 1212 mln. kW h, resellers – 4306 mln. kW h.



Sales of thermal energy in 2000 amounted 3979 thous. Gcal , including:

- Rostov-on-Don– 2489 thous. Gcal ;
- Volgodonsk – 1166 thous. Gcal
- Kamensk – 127 thous. Gcal
- Shakhty - 123 thous. Gcal
- Krasny Sulin – 74 thous. Gcal.

In 2001 sales of electric energy amounted 10681 mln. kW h, that is 2,4 % more than in 2000. As concerns industrial consumers with adjoint capacity 750 kva and more the sales of electric energy amounted 3416 mln. kW h, industrial and equated to them consumers with adjoint capacity below 750 kva – 1396 mln. kW h, agricultural producers – 390 mln. kW h, municipal consumers – 1144 mln. kW h, resellers – 4334 mln. kW h.

Sales of thermal energy in 2001amounted 4086 thous. Gcal , that is 2,7 % more than in 2000 , including :

- Rostov-on-Don – 2617 thous. Gcal ;
- Volgodonsk – 1181 thous. Gcal
- Kamensk –114 thous. Gcal
- Shakhty - 132 thous. Gcal
- Krasny Sulin – 42 thous. Gcal.

In 2002 the sales of electric energy amounted 10705,7 mln. kW h, including:

- industrial consumers with adjoint capacity 750 kva and more – 3239,6 mln. kW h;
- industrial and equated to them consumers with adjoint capacity below 750 kva – 240,6 mln. kW h;
- agricultural producers – 422,7 mln. kW h;
- municipal consumers – 1091,4 mln. kW h;
- resellers – 4395 mln. kW h;

Sales of thermal energy in 2002 amounted 3862,7 thous. Gcal , including :

-Rostov-on-Don – 2618,5 thous. Gcal ;
-Volgodonsk – 1100,5 thous. Gcal
-Kamensk –143,7 thous. Gcal

Dynamics of sales of electric energy during the years 2000-2002.

(mln.kW h)

	2000	2001	2002.
1. Industrial and equated to them consumers with adjoint capacity 750 kva and more	3133	3416	3239, 6
2. Industrial and equated to them consumers with adjoint capacity below 750 kva	1359	1396	1557
3. Agricultural producers	424	390	422,7
4.Municipal consumers	1212	1144	1091,4
5.Resellers	4306	4334	4395,0
Total concerning own consumers	10434	10681	10705,7




Dynamic of sales of electric energy.
mln.kW h
12000
10000
8000
6000
4000
2000
0
2000
2001
2002

Dynamics of sales of electric energy during the years 2000-2002.

(thous. Gcal)

	2000	2001	2002
Rostov-on-Don	2489	2617	2618,5
Volgodonsk	1166	1181	1100,5
Kamensk	127	114	143,7
Krasny Sulin	74	42	-
Shakhty	123	132	-
Total concerning own consumers	3979	4086	3862,7


Dynamics of sales of thermal energy.
thous.Gcal
5000
4000
3000
2000
1000
0
2000
2001
2002
Shakhty
Krasny Sulin
Kamensk
Volgodonsk
Rostov-on-Don

4.3. Delivery of electric energy to FWMEP, dynamics of volumes of own generation and purchased electricity.

In 2002 JSC "Rostovenergo" provided consumers of the Rostov region with electricity of own generation in amount 2980,8 mln. kW h, i.e. 28 % of the whole sale.



In 2002 factual net flow of electricity from FWMEP amounted 9206,5 mln. kW h. Compared with 2001 purchase of electricity has grown 212,4 mln. kW h. or 2,36 %, compared with the task it has reduced 299,2 mln. kW h or 3,15 %.

(Mln. kW h)

	2000	2001	2002
Generation of electricity	3438,0	3498,7	3231,2
Purchase from FWMEP	8783,9	8994,1	9181,7



Dinamic of volumes of own generation and purchased electricity.
mln.kW h
10000,0
8000,0
6000,0
4000,0
2000,0
0,0
2000
2001
2002
Generation of electricity
Purhase from FWMEP

4.4. Generating and transmission capacities.

Installed electric, thermal and transmission capacities of power plants of JSC "Rostovenergo".

Enterprise	Installed electric capacity (as of year end), MW	Installed thermal capacity (as of year end), Gcal/h	Transmission capacity, thous. kva
Volgodonsk TPP-2	420	1499	687
Rostov TPP-2	160	730	182
Kamensk TPP	34	346	164
Volgodonsk TN (VTPP-1)	6	353	50
Rostov TN	-	1067	-
Tcimlyansk HPP	209	-	199,8
SYSTEM	829	3995	1282,8




Installed electric capacity (as of year end), MW
25%
0%
1%
4%
19%
51%
Volgodonsk TPP-2
Rostov TPP-2
Kamensk TPP
Volgodonsk TN (VTPP-1)
Rostov TN
Tcimlyansk HPP


Installed thermal capacity (as of year end), Gcal/h
1067
1499
353
346
730
Volgodonsk TPP-2
Rostov TPP-2
Kamensk TPP
Volgodonsk TN (VTPP-1)
Rostov TN


Transmission capacity, thous.kva
199,8
687
50
164
182
Volgodonsk TPP-2
Rostov TPP-2
Kamensk TPP
Volgodonsk TN (VTPP-1)
Tcimlyansk HPP



5. Energy sale operations.

5.1. Dynamics of marketable supply and sale of energy for the last 3 years , including dynamics of subscriber's indebtedness.

Marketable supply for the last tree years increased from 5539,1 mln. rubles in the year 2000 to 8978,8 mln. rubles in 2002, i.e. 3439,7 mln. rubles or 162,1%. The increase of marketable products is grounded on:

- Tariff growth: from 2000 till 2002 the average tariff for electricity increased from 37,1 to 60,9 cop/kW h, i.e.164,2% and for thermal power from 156,8 to 219,2 rub/Gcal or 39,5%.
- Increase in electricity sale - 2,6%.

In money means from 2000 till 2002 realization increased 3252,4 mln. rub. or 56,6%.

Subscriber's indebtedness for the last 3 years reduced 569,8 mln. rub. or 61,3% (from 929,5 mln. rub. to 359,7 mln. rub.).

Time history of subscriber's indebtedness in years looks as follows:
In 2000 it reduced 126,3 mln. rub. or 21,3%,
In 2001 it reduced 472,6 mln. rub. or 64,6%
In 2002 it reduced 85,7 mln. rub. or 33,1%


9000000
8000000
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
2000
2001
2002
Marketable products
Realization
% of realization
Balanced indebtedness



5.2. Dynamics of change in energy realization structure for the last three years.


2000
Money means 71%
Papers 8%
Set 21%
Set
Papers
Money means


2002
Money means 100%
Papers 0%
Set 0%
Set
Papers
Money means


Dynamics of energy realization.
9000000
8000000
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0

	2000	2001	2002
Realization	5744468	7969103	8996841
Money means	4102957	7969103	8996841
Set	1201435	0	0
Papers	440076	0	0

The structure of energy realization from 2000 till 2002 has undergone substantial changes.

The amount of payment by money means in the whole volume of realization changed from 71,4% in 2000 to 100% in 2002.

Beginning from the 1st of January 2001 payment for consumed energy by non-money means was prohibited, in this connection payment during 2001 – 2002 was fulfilled only by money means.



5.3. Structure of electricity sale and structure of subscriber's indebtedness according to branches of industry.

As a result of the fact that in main branches of industry subscriber's indebtedness as of 01.01.03 is credit, there is a structure of advance payments in the diagram.


Structure of electricuty sale according to branches of indusrtry in 2000.
Machine-building and metal-working 30%
Woodworking and pulp and paper industry 2%
Industrial building materials 4%
Light industry 3%
Food industry 6%
Other industrial production 5%
Fuel industry 8%
Ferrous metallurgy 16%
Non-ferrous metallurgy 15%
Chemistry and petrochemistry 11%


Structure of electricity sale according to branches of industry in 2002, thous. kW h
Machine-building and metal-working 34%
Woodworking and pulp and paper industry 2%
Industrial building materials 5%
Light industry 4%
Food industry 8%
Other industrial production 5%
Fuel industry 6%
Ferrous metallurgy 16%
Non-ferrous metallurgy 11%
Chemistry and petrochemistry 9%


Structure of advance payments according to branches of industry as of 1.01.03
Machine-building and metal-working 37,7%
Woodworking and pulp and paper industry 2,1%
Industrial building materials 8,6%
Light industry 1,7%
Food industry 18,9%
Other industrial production 9,2%
Fuel industry 9,8%
Ferrous metallurgy 2,5%
Non-ferrous metallurgy 3,4%
Chemistry and petrochemistry 6,2%

5.4. Dynamics of tariff change according to dates of tariff introduction.

In the year 2000 regulation of tariffs was carried out three times.

For the first time tariffs for electric and thermal energy were approved since the 1st of January 2000 (Minutes of REC-8 of 22.12.99). Tariffs for electricity for budget consumers were increased 11%. Tariffs for thermal energy in Rostov-on-Don were increased 17%, in Volgodonsk - 6 %, in Kamensk - 7 %, in Shakhty tariffs were reduced 7 %.

For the second time tariffs for electricity were approved since the 1st of February 2000. (Minutes of REC-1 of 1.02.2000). Tariffs for municipal consumers were increased 33 %.

For the third time tariffs for electricity were approved since the 1st of June 2000 (Minutes of REC-3 of 18.05.2000). Tariffs for double-rate consumers were increased 18 %, for one-rate consumers – 47 %, for agricultural producers – 25 %, for budgetary consumers - 13 %, for municipal consumers - 38 %. Tariffs for resellers were also increased.

In 2001 rate management was fulfilled two times.

For the first time tariffs for electric and thermal energy were approved since the 1st of January 2001 (Minutes of REC-9 of 21.12.2000). Tariffs for double-rate consumers were increased 16%, for one-rate consumers – 31 %, for agricultural producers – 20 %, for budgetary consumers - 22%, for municipal consumers - 18%. Tariffs for resellers were also increased.
Tariffs for thermal energy were increased in Rostov-on-Don 25 %.

For the second time tariffs for electric energy were approved since the 15th of June 2001 (Minutes of REC-5 of 05.06.2001). Tariffs for double-rate consumers were increased 12%, for one-rate consumers – 17 %, for agricultural producers – 12 %, for budgetary consumers - 13%.

Besides, tariffs for thermal energy were increased 13 % in Shakhty since the 1st of April (Minutes of REC-3 of 10.04.2001), and 16 % in Kamensk since the 1st of August (Minutes of REC-7 of 25.07.2001).

In 2002 rate management for electricity was fulfilled twice, for thermal energy- once.

For the first time tariffs for electric and thermal energy were approved since the 1st of January 2002 (Minutes of REC-13 of 20.12.2001). The average selling tariff in JSC "Rostovenergo", approved since 1.01.2002 amounted 60,82 cop/kW h.

Growth coefficient for tariff active till 1.01.2002 amounted in electricity 1,11 or 6 cop/kW h, in thermal energy 1,18 or 33 rub/Gcal.
Since1.08.2002 in correspondence with Minutes of REC-8 of 19.07.02, tariffs for electricity were increased adjusted for growth of expenses for electricity bought from FWMEP since 1.07.02r., subscriber's rental to RAO UESR since 1.06.02, wholesale prices for gas since 1.07.02. The average selling tariff in JSC "Rostovenergo", approved since 1.08.2002r amounted 63,83 cop/kW h. Growth coefficient for tariff active since 1.01.2002 amounted 1,05 or 3 cop/kW h.



Actual average tariff for electricity in 2000 amounted 37,1 cop/kW h, in 2002 - 60,9 cop/kW h, i.e. it increased 23,8 cop/kW h or 64,2%.

Actual average tariff for thermal energy in 2000 amounted 132,5 rub/Gcal., in 2002 219,2 rub/Gcal., i.e. it increased 87,6 rub/Gcal or 65,4%.

Pictorial representation of tariffs change is given in the diagram.

Dynamics of tariff change according to dates of consummation.

	January 2000 REC-8 of 22.12.99	February 2000 REC-1 of 1.01.00	June 2000 REC-3 of 18.05.00	January 2001 REC-9 of 21.12.00	June 2001 REC -5/1 of 5.06.01	January REC of 20/12/01	August REC-8 of 19/07/02	January REC 15*3 of 25.12.02
Payment for power for 1 kW (rub/kW)	46,7	46,7	46,7	46,7	46,7	59,8	59,8	71,3
Industrial and equated consumers. Above 750 kva	38	38	45	52	58	67	78	90
Enterprises and organizations under 750 kva	60	60	88	115	134	170	182	210
Budget	40	40	45	55	62	75	75	90
NCRW freight transport	28	28	39	56	64	80	85	95
NCRW suburban service	19	19	27	32	32	38	38	40
Agricultural producers	40	40	50	60	67	80	85	96
Urban sector	30	40	55	65	65	80	80	120
Rural population	21	28	39	46	46	56	56	102
GUP "Donenergo"	22,97	24,43	34,6	35,101	38,939	35,413	36,868	51,732
JSC Energia	17,75	17,75	25,65	49,369	51,021	64,757	61,363	64,833
MUP VGES	18,16	18,16	25,91	14,053	15,460	21,330	20,258	33,920



5.5. Dynamics of energy consumption, consumers' payments, structure of subscribers' indebtedness.


2 900 000
2 400 000
1 900 000
1 400 000
900 000
400 000
-100 000

	Industry	Agriculture	Forestry	Transport and telecommu	Constructi on	Housing and communal	Population	Other branches
Sales volume	2 784 973	505 500	1 446	1 239 095	91 008	3 063 888	524 670	769 262
Realization	2 787 067	513 030	1 491	1 224 899	91 015	3 039 613	521 897	817 831
% of realization	100,1%	101,5%	103,1%	98,9%	100,0%	99,2%	99,5%	106,3%
Subscribers' indebtedness	-29 373	-16 914	-86	14 258	2 116	197 872	31 473	-26 139

Payment in 2002 amounted 100,2%. Balanced indebtedness reduced 203,5 mln. rub. or 54,0%.

Except for "Construction" (indebtedness growth for 2 years amounted 3,3 mln. rub.) and "population" - (indebtedness growth - 16,3 mln. rub., due to undercompensation of discounts granted to population), practically all enterprisers of all branches paid completely and paid off debts for consumed energy resources.

Indebtedness reduction in housing and communal services in sum 301,.3 mln. rub. was the result of : payment for heat by budgets of Rostov and Volgodonsk; indebtedness reduction by wholesale enterprise "Donenergo" (164,2 mln. rub. or 62,4%).


Dynamics of subscribers' indebtedness for 2000-2002.
80 000
60 000
40 000
20 000
0
-20 000
-40 000
Industry
Agriculture
Forestry
Transport and telecommunic
Construction
Housing and communal
Population
Other branches

6. Main indicators of accounting report and financial statements of the Company (for the last 3 year)

6.1. General regulations of accounting policy of the Company.

Accounting policy of JSC " Rostovenergo " for 2002 is determined by the Order of 29 December 2001 № 319 "About accounting policy of Open Joint Stock Company of electric power and electrification " Rostovenergo " for the year 2002" and the order of 27 June 2002 № 132 "About changes in accounting policy of JSC " Rostovenergo " for the year 2002 "

ORGANIZATIONAL ASPECT

Business accounting is fulfilled by independent organization department for business accounting and accounting report (further on accounts department) and is subordinated directly to the chief.

Taxes discount is fulfilled by the sector for the taxes discount within the accounts department.

Subsidiaries of JSC " Rostovenergo ", allocated on separate balance, fulfill business accounting, according to order determined by JSC "Rostovenergo", execute duties of JSC " Rostovenergo " in payment of local taxes, are responsible for organization of record keeping on allocated assets, follow the main principles of Accounting policy of JSC " Rostovenergo " .

All subsidiaries of JSC "Rostovenergo "are allocated on separate balance.

Allocation of subsidiaries on separate balance is realized owing to relative isolation of productive, commercial, financial and economic processes.

Subsidiaries are allotted with property and act on the ground of Regulations, approved in proper order.

Directors of subsidiaries of JSC " Rostovenergo " are appointed by the General director and act on the grounds of power of attorney.

Chief accountant of JSC " Rostovenergo " is subordinated directly to the General director and bears responsibility for business accounting and timely provision of full and reliable accounting reports.

Balance of a subsidiary is internal report document, representing component part of summary balance of JSC "Rostovenergo ".

Subsidiaries have their own accounts departments, headed by chief accountants, which form separate and other reports. The functions of central accounting department are fulfilled by the accounting department of management personnel of JSC "Rostovenergo ".

TECHNICAL ASPECTS

Documents by which business transaction with cash assets (on bank accounts and in pay-office of organization) are executed, are signed by the General director and chief accountant , as well as by their deputies and persons empowered by them.



Power to sign basic accounting documents is established by the order of JSC "Rostovenergo". Besides, heads of departments (heads of services and so on) have power to sign documents in correspondence with administrative and functional duties.

JSC " Rostovenergo " adopts primary accounting documents on discount , if they are drawn up in correspondence with form , contained in albums of unified forms of primary accounting documents .

For execution of financial and economic operations , for which there are no model forms of primary accounting documents , as well as forms of documents for internal accounting report, necessary forms of documents based on RBA , methodical directives and instructions on business accounting and acting forms of primary accounting documents taking into consideration needs of JSC " Rostovenergo" are elaborated. These forms must contain obligatory Essential Elements in correspondence with issue 13 of «Regulation on business accounting and accounting report».

Originals of primary accounting documents on economic operations , created in subdivisions (subsidiaries and so on) , are taken on discount and are kept in places of their creation in correspondence with diagram of documents circulation. Diagram of documents circulation is obligatory for executives. Director of subsidiary approves the system of documents circulation with the order.

External business accounting of JSC " Rostovenergo" is made in order and terms, envisaged by standard acts on business accounting . Accounting report is formed by accounting department of management personnel of JSC " Rostovenergo " on the basis of generalized information about assets, liabilities and activity results taking into account information tendered by accounting departments of subsidiaries, allocated on separate balance. Accounting report is formed in thousand rubles and is presented to the department of summary reports of RAO UESR for checking, analysis, forming of summary report of the whole Group.

Annual report, balance sheet, profit and loss statement of JSC "Rostovenergo" are examined and approved by the general meeting of shareholders. Business accounting of JSC " Rostovenergo" is presented in terms and to addresses , determined by constitutive documents, legislation of Russian Federation and directive documents of JSC RAO UESR.

In JSC "Rostovenergo" information about operational segments is considered primary, about geographical segments – secondary.

METHODICAL ASPECTS

Fixed assets are assets used in output of products , in works and services for managerial needs of JSC " Rostovenergo" in term of useful utilization not longer than 12 months .

Charge of depreciation on objects of fixed assets is fulfilled by line method , on the assumption of term of useful utilization of this object. For business accounting on fixed assets , taken on account prior to the 1st January 2002, charge of depreciation is made on the assumption of term of their useful utilization, which was applied for the date of putting into operation these objects of fixed assets. Term of useful utilization of fixed assets taken on account beginning from 1st January 2002, for business accounting is determined in correspondence with Governmental Regulation of RF of 01.01



2002 № 1 «About classification of fixed assets , included into depreciation groups»

Income and expenses resulting of write-off of fixed assets from business accounting in all cases except for the liquidation in case of an emergency, natural disasters and other extraordinary situations, are liable for enrolment into operational income and expenses. Expenses from write-off of fixed assets in cases of emergencies , natural disasters and other extraordinary situations, are liable for enrolment into extraordinary expenses.

Inventories are taken into business accounting according to their actual cost of purchasing or production.

On allotment of inventories in production or other retirement their appraisal is made in correspondence with their average cost. Write–off the equipment for installation, medicaments is fulfilled according to cost of each unit. Write-off technological fuel, used for generation of electric and thermal power, is fulfilled according to its average cost.

Goods, purchased by JSC "Rostovenergo", including those for retail trade, are included on account 41 on sales value.

Expenses, made in reporting period, but referring to next reporting periods , are included in business accounting and are reflected in balance sheet by separate line as expenses of future periods.

Expenses of future periods , in part of depreciated cost of not valuable and wearing parts , transferred into class of materials , are liable to write-off on expenses as far as their write–off because of unfitness in quantification from the balance account «Instrument , inventory and implements ».

Expenses accounting on ordinary activities JSC " Rostovenergo" is fulfilled on balance accounts 20 «Main production», 23 «Auxiliary production », 25 «Production expenses», 26 «Economic expenses», 29 «Maintenance industries and systems».

All expenses are divided into:

Direct - charged into debit of accounts 20 «Main production», 23 «Auxiliary production », 29 «Maintenance industries and systems».

Indirect - charged into debit of accounts 25 «Production expenses», 26 «Economic expenses».

Write-off of electric and thermal energy for own needs is fulfilled according to rates approved by REC.

Evaluation of expenses according to types of production and kinds of activities is fulfilled by summing of direct expenses on every kind and allocation of indirect attendant costs pro rata direct expenses.

Gain from realization of electric and thermal power comes in settlement account of JSC "Rostovenergo" from subsettlement accounts opened for joint-stock company in banks of Rostov region. Right of presentation of accounts , payment requisitions in the name of JSC "Rostovenergo" on accounts for supplied production (electric and thermal energy), as well as penalties and fines is given to subsidiaries engaged in realization .

It is allowed to accept payment for consumed electric and thermal energy in payment office of subsidiaries in correspondence with acting normative documents with reflection of this operation on credit of account 79 " Internal expenses", with sequential drawing up of aviso for repayment for electric and thermal energy transmission and distribution.

Consumers' payment for consumed electric and thermal energy by bank papers is carried out centralized in managerial office of JSC "Rostovenergo".



Disposition of profits of JSC "Rostovenergo" , remaining after profit tax charge and other similar payments, including sanction for failure to comply with rules of taxation, is approved by the general meeting of shareholders. JSC "Rostovenergo" does not establish any funds at the expense of profit, remaining at its disposal , with the exception of cases , when establishment of such funds is provided by constitutive documents. In this case method, of their establishment and usage is determined on basis of shareholders' meeting decision.
In balance sheet and in profit and loss statement the financial result of the reporting period is reflected as net profit (unappropriated balance), i.e. eventual financial result for reporting period minus taxes on profit and compulsory similar payments, including sanction for failure to comply with rules of taxation .

Fixed assets, thousand rubles.

	As of 31.12.2000	As of 31.12.2001	As of 31.12.2002
Land plots and natural objects	0	0	11
Buildings, machines and equipment	6719679	6958599	9331047
Other fixed assets	81444	90143	138080
Total fixed assets	**6801123**	**7048742**	**9469138**
Construction in process	***538346***	***306644***	***212404***

Intangible assets, thousand rubles.

	As of 31.12.2000	As of 31.12.2001	As of 31.12.2002
Patents, licenses, trade marks, service marks, other similar rights and assets	5501	39	0
Other	0	4449	0
Total intangible assets	**5501**	**4488**	**0**

Investment, thousand rubles.

	As of 31.12.2000	As of 31.12.2001	As of 31.12.2002
Investment into subordinate companies	0	25571	89171
Investment into other organizations	79848	6470	3587
Loans granted to companies for more than 12 months	0	27592	27592
Other long-term investment	12	37994	40877
Total investment	**79860**	**97627**	**161227**



Accounts receivable, thousand rubles.

	As of 31.12.2000	As of 31.12.2001	As of 31.12.2002
Buyers and customers	867631	548268	381216
Accounts receivable	0	700	200
Advances , drawn	142577	76771	46067
Other receivables*	2350871	2351015	2394559
Total accounts receivable	**3361079**	**2976754**	**2822042**

*-including for years 2000, 2001, 2002 prepayment for taking out of bonds.

Accounts payable, loans and credits , thousand rubles.

	As of 31.12.2000	As of 31.12.2001	As of 31.12.2002
Providers and contractors	454076	164835	113086
Accounts payable	0	0	0
Debt to the staff of the company	33049	98854	120085
Debt to budget and governmental extra-budgetary funds	395160	164584	193778
Advances received	61649	101977	158249
Other creditors	362025	233367	148698
Loans payable after 12 months following reporting date	2219831	2480670	2386045
Total accounts payable , loans and credits	**1305959**	**763617**	**733896**
Payables to members (founders) on income	**5460**	**3886**	**4271**



Analytical balance.

	31.12.2000	% to balance	31.12.2001	% to balance	31.12.2002	% to balance
Assets						
Non-current assets	7424830	66,08	7457501	67,90	9842769	74,11
Resources and expenses	238333	2,12	258382	2,35	367809	2,76
Accounts receivable	3361079	29,91	2976758	27,10	2822042	21,26
Cash	77651	0,69	171745	1,56	228660	1,72
Advance disposition of profits	0	0	0	0	0	0
Other current assets	134889	1,20	118104	1,09	20103	0,15
Balance	**11236782**		**10982490**		**13281383**	
Liabilities						
Own sources	7710992	68,62	7738203	70,46	10157171	76,48
Long-term borrowed current assets	2213965	19,70	2480986	22,59	2386045	17,97
Short-term borrowed current assets	5866	0,05	0	0	0	0
Accounts payable	1305959	11,63	763301	6,95	738167	5,56
Balance	**11236782**		**10982490**		**13281383**	

6.2. Impact analysis of results of activity and financial situation of JSC "Rostovenergo" in the years 2000 – 2002.

Main indices characterizing activity of Joint stock company are shown in the table (according to goods shipped):

(thousand rubles)

INDEX	2000 ac-crued.	2000 cash-based	2001 ac-crued.	2001 cash-based	2002 ac-crued.
Proceeds (line 010, f.2)	4954235	5117261	6708134	7034516	7959284
Cost (line020, f.2)	4414013	4559679	5971291	6273081	7556754
Profit from sale (line 050, f.2)	540222	557582	736843	761435	402530
Net profit	117638	134956	117162	142208	54053

Increase in proceeds from sale of energy, works (services) is connected mainly with economically reasonable change of rates for electrical and thermal energy , growth of sale of electricity, increase in proceeds from fulfilled works (services) and with reduction of accounts receivable .

Financial situation of JSC for reporting period is characterized with the following indices :



Index	2000	2001	2002
Profitability of aggregate assets of the Company	2.37 %	2.39 %	2.90 %
Profitability of sale	10.90 %	10.82 %	5.1 %
Current liquidity index	2.89	4.251	4.351
Security index of internal funds	0.1	0.1	0.1
Index of financial self-sufficiency	0.679	0.754	0.760
Accounts receivable (thousand rubles)	1181688	806943	652227
Accounts payable (thousand rubles)	1305959	761628	723146
Ratio index of borrowed and own assets of the Company	0.474	0.326	0.316
Index of financial self-sufficiency	0.679	0.754	0.760

Lowing of profitability of sale and net profit of the Company in 2002 are the result of wrongful acts of Regional energy commission (REC) of Rostov region, which proved in 2002 selling rates for electric and thermal energy without complete account of economically reasonable expenses of JSC "Rostovenergo". Federal energy commission of RF by its regulation №70=30/2 of 16.10.02 declared economically reasonable the expenses of the Company, unaccounted by REC of Rostov region while regulation of rates for electric and thermal energy since c 01.08.02 in amount 639.9 mln. rubles.

Data presented in tables show further reinforcement of financial situation of the Company.

Profitability of aggregate assets of the Company continues to grow.

The above index of current liquidity shows the growing ability of JSC "Rostovenergo" to cover its current commitments. The level of index of current liquidity in 2001- 2002 reached the upper bound for the last 6 years of the Company's operation. Indices of financial self-sufficiency and ratio of borrowed and own assets shows that the Company continues to pile up the part of assets covered at the expense of own capital, i.e. the Company reduces the necessity to form circulating assets at the expense of borrowed assets.

The most marketable assets of the Company as of end of the year 2002 amounted 248763 thousand rubles (as of 01.01.02 - 182243 thousand rubles), i.e. there is growth in sum 66250 thousand rubles. Quick assets (short-term accounts receivable) reduced at the expense of offset of accounts receivable.

The Company has accounts receivable of the consumers of electric and thermal power in the amount less than monthly realization of electric and thermal power.

JSC "Rostovenergo" as of 01.01.2002 has no past due indebtedness into budgets of all levels in taxes, dues and fees, wages to staff, payments to suppliers of fuel, electricity to FWMEP, to RAO UESR.

The structure and dynamics of net wealth of the Company is shown in the following table :

(thousand rubles)

Index	2000	2001	2002
Intangible assets	5501	4488	0
fixed assets	6801123	7048742	9469138
Construction in process (investment into non-current assets)	538346	306644	212404
Long-term investment	79860	97627	161227
Other non-current assets	0	0	0
Resources and VAT on acquired valuable	238333	258382	367809
Accounts receivable	1179245	803215	652227
Short-term investment	15853	10498	20103
Cash	77651	171745	228660
Other current assets	0	0	0
Total assets	***8935912***	***8701341***	***11111568***
Purpose investment and inpayments	0	0	0
Borrowed assets	5866	280670	186045
Accounts payable	1305959	763301	733896
Payments on dividends	5460	3886	4271
Working balances of future expenses and payments	0	0	0
Total liabilities, excluded from cost of assetse	***1317285***	***1047857***	***924212***
Cost of net wealth of the Company	***7618627***	***7653484***	***10187356***


Cost of net wealth of the Company
12000000
10000000
8000000
6000000
4000000
2000000
0
2000
2001
2002

*On accounting of net wealth volume of the Company, assets, connected with bonds placement, were not taken into consideration.

6.3. Balance Sheet of the Company for the Accounting Period .

Assets	Note	Line code	Year beginning	Year End
1	A	2	3	4
I.NON-CURRENT ASSETS				
Intangible assets		110	51	-
Including : patents, programs, trade marks (service marks), other similar rights and assets		111	39	-
organizational expenses		112	-	-
business standing of the company		113	-	-
Other intangible assets		114	12	-
Fixed assets		120	9 554 177	9 469 138
Including : Land plots and natural objects		121	-	11
buildings, machines and equipment, facilities		122	9 446 228	9 331 047
Other fixed assets		123	107 949	138 080
Investments in non-current assets		130	306 644	212 404
Revenue investments in material assets including:		135	-	-
Assets for assignment to leasing		136	-	-
Assets granted under the treaty of rent		137	-	-
Long-term investments		140	97 627	161 227
Including : investments in subsidiary companies		141	-	-
investments in associated companies		142	25 571	89 171
investments in other organizations		143	6 470	3 587



loans to organizations for over 12 months		144	27 592	27 592
Other long-term investments		145	37 994	40 877
FOR SUMMARY ACCOUNTS Business standing of *subsidiary companies*		146	-	-
FOR SUMMARY ACCOUNTS Appraisal of directing agency participation in associated company		147	-	-
Other non-current assets		150	-	-
SUBTOTAL for section I		190	9 958 499	9 842 769

II. CURRENT ASSETS	Note	Line code	Year beginning	Year End
1	A	2	3	4
Inventory		210	238 934	233 369
Including :				
Raw materials, materials and other similar values		211	126 449	138 451
Animals in breeding and fattening		212	44 917	38 954
Expenditures on work in progress (working expenses)		213	36 295	32 405
finished commodity and goods for resale		214	10 720	10 010
Goods shipped		215	-	-
Differed expenses		216	20 553	13 549
Other inventories and expenditures		217	-	-
VAT on acquired values		220	107 606	134 440
Receivables) (due after 12 months following the reported date		230	2 265 327	2 241 258
Including :				
Buyers and customers		231	-	-
notes receivable		232	-	-



Receivables from subsidiary and associated companies		233	-	-
Advances paid out		234	4	-
Other debtors		235	2 265 323	2 241 258
Receivables (due within 12 months Following the reporting date) including:		240	711 431	580 784
Buyers and customers		241	426 046	381 216
Notes receivable		242	700	200
Receivables from subsidiary and associated companies		243	-	-
Receivables from members (founders))				
Contributions to the Charter capital		244	-	-
Advances paid out		245	76 771	46 067
Other debtors		246	207 914	153 301
Short-term investments		250	10 498	20 103
Including:				
Loans granted to companies				
for less than 12 months		251	1 300	-
Own shares purchased from shareholders		252	-	-
Other short-term investments		253	9 198	20 103
Cash		260	171 745	228 660
Including :				
Cash in hand		261	228	195
Settlement accounts		262	113 887	180 518
Hard-currency accounts		263	-	-
Other cash		264	57 630	47 947
Other current assets		270	-	-
SUBTOTAL for section II		290	3 505 541	3 438 614
Balance (sum of lines 190 + 290)		300	13 464 040	13 281 383



II. LIABILITIES	Note	Line code	Year beginning	Year end
1	A	2	3	4
III.CAPITAL AND RESERVES				
Charter capital		410	4 054 502	4 054 502
Additional capital		420	5 686 421	5 812 687
Accounts on allocated assets		423	-	-
Reserve capital		430	-	5 859
Including : Reserve funds formed In accordance with the law		431	-	-
Reserve funds formed In accordance with the founding documents		432	-	5 859
Social fund		440	-	-
Targeted funding and receipts		450	-	-
Undistributed profit of previous periods		460	505 236	256 675
Uncovered losses of previous periods		465	(89 442)	(89 442)
Undistributed profit for the reporting year		470	-	54 053
Uncovered losses for the reporting year		475	-	-
SUBTOTAL for section III		490	10 156 717	10 094 334
IV. LONG-TERM LIABILITIES				
Borrowing and lending		510	2 480 670	2 386 045
Including : Bank loans payable after 12 months following the reporting date		511	-	-
Loans payable after 12 months following the reporting date		512	2 480 670	2 386 045
Other long-term liabilities		520	1 989	10 750
SUBTOTAL for section IV		590	2 482 659	2 396 795



V . SHORT-TERM LIABILITIES				
Borrowed money Including: Bank loans payable during 12 months following the reporting date		610 611	- -	- -
Loans payable during 12 months following the reporting date		612	-	-
Accounts payable *including*:		620	761 628	723 146
Providers and contractors		621	164 835	113 086
Notes payable		622	-	-
Payables to subsidiaries and associated companies		623	-	-
Wages payable to the staff of the Company		624	98 854	120 085
Payables on social insurance and security		625	47 226	50 073
Payables on taxes and fees		626	140 166	132 955
Advances received		627	101 977	158 249
Other creditors		628	208 570	148 698
Payables to members (founders) on income discharge		630	3 886	4 271
Income of future periods		640	59 150	62 837
Reserves of forthcoming expenses and payments		650	-	-
Other short-term liabilities		660	-	-
SUBTOTAL for section V		690	824 664	790 254
BALANCE (sum of lines 490+590+690)		700	13 464 040	13 281 383



INFORMATION ABOUT AVAILABILITY OF ASSETS DISCOUNTED ON BELLOW – LINE ACCOUNTS

INDICES	Note	Line code	Year begin-ning	Year end
	A	2	3	4
Tenancy of fixed assets		910	2 059	1 575
Including under leasing		*911*	757	273
Inventory holdings under agreement of bail-ment		920	98 369	68 019
Materials taken for reprocessing		925	-	-
Goods taken on commission		930	-	-
Equipment taken for mounting		935	-	-
Blanks of strict accountancy		990	-	-
Writing off debts of insolvent debtors		940	123 354	123 735
Security of debentures and payments obtained			-	-
Security of debentures and payments granted		960	-	-
Depreciation of housing resources		970	10 930	3 316
Depreciation of objects of external improve-ments and other similar objects		980	-	-
Fixed assets granted on lease		992	2 090	3 367

FOR THE REPORTING PEORIOD

(thous. rubles)

Index	2000 accrued	2000 pay-ment	2001 accrued	2001 pay-ment	2002 accrued
1.Income and expenses in the basic activities					
Net proceeds from sale of goods, products, works, services	4 954 235	5 117 261	6 708 134	7 034 516	7 959 284
Cost of goods , products, services sold	4 414 013	4 559 679	5 971 291	6 273 081	7 556 754
Gross profit (010 - 020)	540 222	557 582	736 843	761 435	402 530
Commercial expenses	0	0	0	0	0
Administrative expenses	0	0	0	0	0
Profit (losses) from sale (lines 010 - 020 - 030 - 040)	540 222	557 582	736 843	761 435	402 530
II. Operational income and expenses					
Interest receivable	2	2	448	448	774
Interest payable					2 296
Income from participation in other organizations	0	0	23	23	0
Other operational income	3 213 944	3 213 863	1 463 196	1 279 958	1 935 862
Other operational expenses	3 322 612	3 322 573	1 557 994	1 374 302	2 033 277
III. Non-sale income and expenses					
Non-sale income	32 028	32 028	49 792	49 792	361 086
Non-sale expenses	196 951	196 951	369 182	369 182	282 052
Profit (losses) before taxation					
(lines 050 + 060 -070 + 080 + 090 -100 +120- 130)	266 633	283 951	323 126	348 172	382 627
Income tax and other similar compulsory payments	132 072	132 072	205 970	205 970	324 088
Profit (losses) in the basic activities	134 561	151 879	117 156	142 202	58 539
IV. Extraordinary income and expenses					
Extraordinary income	1 233	1 233	1 499	1 499	45
Extraordinary expenses	18 156	18 156	1 493	1 493	4 531
Net profit (retained profit (losses) for the reporting period					
(lines 160+170-180)	**117 638**	**134 956**	**117 162**	**142 208**	**54 053**



Comment to profit and loss statement

The main indicators of financial results are profit from sale, profit before taxation, net profit.

Profit from sale of the Company in 2002 amounted 402530 thousand rubles.

Profit before taxation amounted 382627 thousand rubles.

After payment of profit tax and other compulsory payments from profit, net profit at Company's disposal amounted 54053 thousand rubles.

It is proposed to approve the profit and loss statement for 2002 (thousand rubles)

- Profit from sale in sum 402530
- Profit before taxation in sum 382627
- Net profit in sum 54053

It is proposed to approve the following distribution of net profit for 2002 (thousand rubles):

- For renewal of the reserve fund 2703
- For dividends payment according to results of 2002 48654
- For repayment of losses of previous years 2696



7. Distribution of profit and dividend policy.

	AGMS 2000	AGMS 2001	AGMS 2002
Undivided profit (thous. rub.)	190 203	135 562	117 162
Reserve fund (thous. rub)	-	-	5 859
Accumulation fund (thous. rub.)	0	54 734	50 458
Dividends (thous. rub.)	34 158	43 322	60 818
Other aims	-	-	-

Dividend history of JSC «Rostovenergo» for the last three years.

Share type	Period	Dates of register compilation for dividends accounting	Total sum of dividends charged (thous.rub.)	Measure of dividend per 1 share (rub.)	Type of pay-ment	Start date of payment	Earnin gs yield per 1 share	Information about dividends paid out
CS	1999	13.03.2000	15 643,8	0,005	money	01.10.00	1,61	Paid out to all shareholders.
PS	1999	13.03.2000	18 514,7	0,02	money	01.10.00	14,08	Paid out to all shareholders
CS	2000	02.05.2001	30 661,8	0,0098	money	03.07.01	2,37	Paid out to all shareholders
PS	2000	02.05.2001	12 404,9	0,0134	money	03.07.01	5,23	Paid out to all shareholders
CS	2001	17.04.2002	46 931,5	0,015	money	03.06.02	3,8	Paid out to all shareholders
PS	2001	14.04.2002	13 888,0	0,015	money	03.06.02	5,18	Paid out to all shareholders



8. Investment activity.

In 2002 joint stock company at the expense of all kinds of financing mastered investments in the amount 481.3 mln. rubles (without VAT). Commissioning of fixed assets amounted 509.9 mln. rubles.


Объем капитальных вложений
600
500
400
300
200
100
0
454
509,7
481,3
374,7
452,1
419,3
79,3
32,7
62
Investment, total
Investment into reconstruction and technical reequipment

In 2002 the amount of investment aimed at the production construction amounted 481.3 mln. rubles and at the non-production - 2.3 mln. rubles.


481,3
2,3
Production construction
Non-production construction


62
419,3
Reconstruction and technical reequipment
New construction

Of the total investment amount, directed to production construction, for aims of reconstruction and technical reequipment 419.3 mln. rubles were used and for new construction - 62.0 mln. rubles.

As can be seen from the graph and circle diagrams practically all amount of investment was directed to the reconstruction and technical reequipment of production power objects.

In 2002 87.1 % of all investment was directed for this purpose.



As a result in 2002 reconstruction of 7.053 km of thermal networks in the cities Rostov-on-Don and Volgodonsk was carried out, reconstruction of transmission airlines with voltage 35-110 kV and length 76.533 km, voltage 0,4 – 10 kV and length 177.285 km was fulfilled, as well as modernization of communications facilities, telemechanics of accounting, anti-damage automatics took place.

Financing of the investment in 2002 was carried out at the expense of the following sources:

Total: - 567.6 mln. rub.

Including - depreciation allocations - 517.2 mln. rub.

- profit - 0.85 mln. rub.
- means of share holding - 3.1 mln. rub.
- other sources - 46.44 mln. rub.

Allocation of realized investment volume according to sources is shown by the diagram


means of share holding 1%
profit of JSC 0,1%
other sources 8%
depreciation allocations 91%



Nonspecialized categories.

In 2002 in nonspecialized categories of activity, which include auxiliary agricultural farms of JSC "Rostovenergo", health protection objects and residential building, investment in total sum 60.9 mln. rub. were mastered, including:


2,3 mln.rub.
0,3 mln.rub.
58,3 mln.rub.
Auxiliary agricultural farms
Healt pritection
Residential building

Investment into auxiliary agricultural farms was fulfilled at the expense of own depreciation of these farms and was connected with renewal of agricultural machines (technical reequipment), as well as with move of young animals into main herd.

As concerns the objects of non-production destination, means were assigned for completion of their construction.

The total sum of nonspecialized investment of the Company amounts 70.0 mln. rubles , including: participation in authorized capital stock and management of JSC CB «Tcentr-Invest» in sum 25.2 mln. rubles, joint activity with JSC "Gasenergo" in sum 40.6 mln. rubles.

Participation in authorized capital stock of the bank ensures the opportunity of : participation in management of lending agency, management of financial flows of the company, attraction of credit resources under favorable conditions for the Company.



Joint activity with JSC "Gasenergo" is organized for adjustment of gas turbine technologies and their further application in technological process of the Company.

Participation in NPF«Resurs» in sum 0.4 mln. rubles is connected with non-governmental provision of pensions of JSC "Rostovenergo" employees.

Participation of the Company in JSC CB «Electrobank» in sum 0.2 mln. rubles, share holding in construction of Donetsk GTPP in sum 0.2 mln. rubles, JSC "Kniga" in sum 0.2 mln/ rubles , and others in sum 0.2 mln. rubles will be ceased.

During 2002 the Company didn't use investment resources for investment projects. At the same time the work on search of potential investors, including foreign, was carried out.

Information on investment projects was prepared and directed:

- Technical reequipment of heating boiler-house № 3 of Rostov Thermal Networks into autonomous source of electric and thermal energy by installation of gas-turbine equipment (to the project manager of development of relations with EU, CIS and RF, JSC CB «Tsentr-Invest»).
- Technical reequipment of steam boiler-house of Rostov TPP-2 into power-generating unit (to JSC CB «Zenit»).
- Construction of Markovskaya GTPP (to "Deutche Bank").

Application for inclusion of Tsimlyansk HPP into the program of Energy saving in Rostov region for 2003 was directed to Ministry of Industry and Energy of Rostov region. Negotiations with Rostov NPP and Administration of Volgodonsk about share holding in construction of heat-main from Volgodonsk TPP-2 to the Western district of the town were carried on.

Negotiations with IBG "Nikoil" about possible investment into JSC "Rostovenergo" were carried on.



Long-term investment

Name of economic organization, in which investment was made/ type of investment	Value of share holding (parts, pays) thous. rub.	Legal address	Type of activity	Income 2002. thous. rub.	Expenses 2002 thous.	Proposed action
JSC «Experimental TPP», shares	64 000	Krasny Sulin 346353 Rostov region,	Power engineering	0	0	Retention of participation
JSC «FT Rostselmash», shares	3 000	4-a 1st Konnoy Armii str. 344029 Rostov-on-Don	Football club	0	0	Participation reservation
JSC «Energougol», shares	82,5	187/189 Sovetskaya str, 346500 Shakhty , Rostov region	Power engineering	0	0	Sale, independent cost estimating is executed
JSCB «Electrobank», shares	234	11, b.1 Tkatskaya str. 105058, Moscow	Bankrupt	0	0	Sale, independent cost estimating is executed
IJSC «Energogarant», shares	1	24 Sadovnicheskaya str., 113035, Moscow	Insurance activity	0	0	Sale, independent cost estimating is executed
CC «Fund Interprivatisation group», shares	1	3,b.3 Solyanka str., 109028 Moscow	Investment activity	0	0	Sale, independent cost estimating is executed
JSC «Gasenergo», shares	55,5	26 Podstantsionnayay str., settlement Energetic 357561,Pyatigorsk	Power engineering	0	0	Retention of participation
JSC «Kniga», shares	212,5	200 Baklanovsky avenue. 346401 Novocherkassk, Rostov region	Printing-works	0	0	Sale, independent cost estimating is executed
JSC CB «Tsentr Invest», shares	25 166	62 Sokolova avenue, 344010 Rostov-on-Don	Bank activity	0	0	Retention of participation
JSC «Gas-turbine technologies», shares	5	330 40 let Pobedy str., 344111, Rostov-on-Don		0	0	Sale, independent cost estimating is executed
Joint activity with JSC «Gasenergo»	40 648	26 Podstantsionnayay str., settlement Energetic 357561,Pyatigorsk		7	0	Retention of participation
Loan to JSC «Gasenergo»	27 592	26 Podstantsionnayay str., settlement Energetic 357561,Pyatigorsk		7	?	
Share holding in construction of Donetsk GTPP	225	29 Lenina str., Donetsk, Rostov region		0	0	Sale, independent cost estimating is executed



Taking into consideration modified conditions, JSC «Institut Yuzhenergoset-proect» while updating the «Development scheme of UES of Northern Caucasus till the year 2015» determined the following values of electricity consumption (regional version).

Index.	Unit	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
C annual	Bln. kW h	14,36	14,38	14,56	14.76	14,96	15,39	15,82	16,24	16,70	17,15
C max	Mln. kW h	2,471	2,48	2,505	2,53	2,555	2,65	2,696	2,76	2,835	2,905

At that, growth of electricity consumption till 2005 amounted 1,4%, and in period till 2010 –2,8%.

As regards construction of electrical networks it is planned:

- Construction of a number of objects with voltage 220 kV, ensuring net amplification, reliability growth and improving power supply of consumers, connection of new heavy users;
- Construction of new objects with voltage 110 kV, reconstruction and technical reequipment SS 110 kV;
- Construction of OTL 0,4-35 kV (replacement of disabled), SS 35 kV and TS 6-10/0,4 kV.



There are also such priority directions of power supply system development:

- Application of ASCAE for competitive market of electric energy and power, including ASCAE with municipal consumers,
- Development of informational technologies, communication and telecommunication systems,
- Conversion into digital technologies trunk cable lines of departmental telecommunications of JSC "Rostovenergo".



10. Development of the Company's telecommunication network and Internet technologies.

Departmental telecommunication network is built on the basis of cable and microwave communication lines, high frequency communication channels through AL and radio terminals of various types.



Since 1998 the process of reconstruction of MDTM with introduction of digital microwave apparatus "Radius" type, replacement of analog equipment by digital systems of transmission (DST) type IKM-30, NEC, TWIN TRUNK-2100, HDSL, Flex DSL, OGM-30 and introduction of digital systems of commutation "Almaz" and "Alkatel-4400" type is carried out.

For organizing digital communication channels at the level of JSC "Rostovenergo" - UDM-CDM («the last mile») in correspondence with the Order RAO UESR of 23.03.01 №142, erection of optical fiber communication line of JSC "Rostovenergo" – JSC "Rostelecom" was fulfilled.

In correspondence with business plan of JSC "Rostovenergo" for 2003 continuation of work in development and reconstruction of telecommunication lines of the Company is envisaged.

In departmental telecommunication network "Elektra" there are:

- 2 post units and 1 telecommunication unit at the managerial office.
- 5 units SMTP – through dedicated channels (EEN, CEN, SEN, SWEN, PTPP-2) and 3 through dial-up channels (NEEN, PME, PEC) in subsidiaries.
- 200 subscribers in LIC at the managerial office
- 61 remote subscriber's post spots through dial-up channels.



The post server under new version OC Unix Free BSD v. 4.2 at PC, completed with new skasy-controller Adaptech 21160 and new skasy-disks IBM 18Гb, 8-ports anisochronous adapter Cronyx Omega-PCI is introduced.

For the purpose of connection of UDM NC through dedicated channel 64K to LIC of the managerial office, together with the service MDTM, the router Cisco Catalyst 2621was adjusted and put into operation.



Intranet system was created at the managerial office of JSC "Rostovenergo". It includes:

- Efficient-dispatch reports
- press round-ups
- Directive document of RAO UESR
- Results of energy sale operations
- Orders, directions and minutes of meetings
- Presentations of the activity results
- Forum «Ask General director a question»
- Telephone directory of managerial staff employees with the system of search
- Search throughout Intranet system
- Data base of normative-technical documents
- electronic mass media, subscribed by the Company in RAO UESR, publications on protection of labor

The structure of Internet site http://www.rosten.ru/ has been completely modified. Renewal of primary information is fulfilled monthly. There is a system of search on the site.

Renewal of Internet site (page of Internet site RAO UESR) http://www.rao-ees.ru/rosten is fulfilled quarterly.

In correspondence with employment necessity users are connected to the global Internet system.



11. Environmental protection.



The main reason of pollutant emissions reduction in 2002 compared with the previous year is retirement from JSC "Rostovenergo" Nesvetay SDPP and Shakhty TPP. Pollutant emissions were reduced at Volgodonsk TPP-2 at the expense of fulfilled adjustment and alignment of furnace run of power boilers, reduction of heat supply and at Rostov TPP-2 at the expense of operating measures at steam and hot-water boilers.

Reduction of wastes discharge is caused by retirement from JSC "Rostovenergo" Nesvetay SDPP and Shakhty TPP.

In 2002 there were no injunctions of controlling units about infraction by subsidiaries of JSC "Rostovenergo" the environmental regulations. There were no accident with ecological consequences.

Dynamics of pollutant emissions and structure of fuel consumption for the years 2000 - 2002 is represented in the following way:

FUEL:

Kind of fuel	**2000**	**2001**	**2002**
Coal, trf	122168	65515	-
Gas, trf	1391210	1460818	1419399
Mazut, trf	24082	11077	161
Total, trf	**1537460**	**1548410**	**1409560**


FUEL
Coal, trf
Mazut, trf
Gas, trf
1600000
1500000
1400000
1300000
2000
2001
2002




EMISSIONS
CO, thous.t
SOx, thous.t
NOx, thous.t
Ash, thous.t
10
7,5
5
2,5
0
2000
2001
2002

EMISSIONS:

Type of emission	2000	2001	2002
Ash, thous. tons	0,5	0,35	0,008
NOx, thous. tons	4,0	3,7	3,1
SOx, thous. tons	5,4	2,8	0,011
CO, thous. tons	0,2	0,2	0,092
TOTAL:	**10,1**	**7,04**	**3,3**

WASTES DISCHARGE:

Years	2000	2001	2002
Amount of wastewater, thous. m3	585,4	375,5	74,1

ASH-AND-SLAD WASTE PRODUCTS:

Years	2000	2001	2002
Amount of ASW, tons	48963,8	29896,0	-


AMOUNT OF WASTEWATER
600
500
400
300
200
100
0
2000
2001
2002


ASH-AND-SLAD WASTE PRODUCTS
40000
20000
0
2000
2001
2002

Dynamics of expenses for environmental protection arrangements:


10000
8000
6000
4000
2000
0
2000
2001
2002



12. Personnel and social policy Social partnership.

In JSC "Rostovenergo" there is a system of personnel selection. Personnel selection is carried out through meetings and interlocutions of candidates with managers of subsidiaries, at managerial office – with heads of departments, head of personnel department, General director and his deputies.

There is a system of work with reserve in the Company. The main principles of reserve forming are professional, business and personal features of employee. In 2002 18 persons were appointed to executive positions from reserve.

Personnel certification is carried out in the Company in accordance with the established order. Every month all departments, subsidiaries and their heads are estimated according to the results of their work.

Categories of personnel	2000	2001	2002
Top managers	112	100	96
Managers of operating level	1 603	1 533	1 518
Specialists	2 732	2 674	2 583
Office employees	198	174	159
Workers	10 767	9 813	9 285
Total:	15 412	14 294	13 641


Structure of employees according to categories, 2002.
1%
11%
19%
68%
1%
Top managers
Managers of operating level
Specialists
Office employees
Workers


Age structure of employees
8%
9%
21%
33%
29%
working pensioners
from 45 years old to pensionable age
from 35 to 45 years old
from 25 to 35 years old
under 25 years old

Average payroll number of employees of the Company in 2002 amounted 13979 persons, including production personnel



11706 persons, non-production - 2060 persons, personnel engaged in capital construction carried out by economic method - 213 persons.

		2002	2001	deviation	%
Average payroll number of employees, including:	persons	13979	14897	-918	93,8
- production personnel		11706	12263	-557	95,5
- non-production personnel		2060	2341	-281	88,0
- construction carried out by economic method		213	293	-80	72,7

Compared with 2001 number of employees of the whole Company reduced 918 persons, including production personnel - 557 , non-production - 281.


Dynamics of number
15 000
10 000
5 000
0
2000
2001
2002
non-production personnel
production personnel

	Total personnel	Including				reference: Total (without construction carried out by economic method)
		Production personnel	workers	WCS	Non-production personnel	
2000	15 535	12 500	8 478	4 022	3 035	15 256
2001	14 897	12 263	8 233	4 030	2 634	14 604
2002	13 979	11 706	7 774	3 932	2 273	13 766

Change in number of production personnel compared with the previous year is caused by the following factors:

• withdrawal from the Company :

NSDPP since 1.07.2001 with payroll number of employees - 240 persons,

ShTPP since 1.01.2002 payroll number of employees - 269 persons



• implementation of program for optimization of employees number;

• release of pensioners on their own initiative and other reasons.

Reduction of non-production personnel number is caused by:

• Reduction of personnel number in auxiliary agricultural farms - 195 persons, connected with production volume slippage;

• withdrawal from the Company :

NSDPP since 1.07.2001 with payroll number of non-production personnel - 15 persons,

ShTPP since 1.01.2002 payroll number of non-production personnel - 29 persons

• abolishment of housing operational management of RESR, connected with assignation of apartment houses into municipal property, and, thereafter , number reduction - 26 persons.;

- dismissal of personnel on own initiative and other reasons.

• During the last years in the Company there is a tendency toward reduction of personnel number.

Average wages according to categories of personnel, rubles.

	2000	2001	2002
Total to employees	2866,2	4532,4	5787,2
including: - production personnel	3266,9	5071,7	6429,4
among them: workers office employees	2608,2 4644,5	4006,2 7248,5	5013,1 9231,6

Average monthly income of one employee of the Company in 2002 amounted 5823,3 rub., including : PP-6468,7 rub., NPP - 2178,8 rub.

Compared with 2001 average monthly income of one employee increased 1269,5 rub., or 27,9 % , including PP-1375,6 rub.(27,0 %); NPP- 474,0 rub. (27,8 %).


Average wages according to categories of personnel
10000
8000
6000
4000
2000
0
2000
2001
2002
Total to emrloyees
production personnel
workers
office employees



Growth of average monthly income took place generally as a result of 18,1% increase of basic rate of first-class worker, payment of remuneration according to the results of the year, growth of payments of social character, limp-sum payments and other types of labor remuneration.

		2002	2001	deviation	%
average monthly income total , including :	rub.	5823,3	4553,8	1269,5	127,9
- production personnel	rub.	6468,7	5093,1	1375,6	127,0
- non- production personnel	rub.	2178,8	1704,8	474	127,8
- construction carried out by economic method	rub.	5602,9	4744,1	858,8	118,1

During 2002 in JSC "Rostovenergo" permanent work in order to provide additional non-governmental provision of pensions for employees of the Company was carried out. 14643 thousand rubles were contributed to non-governmental pension fund.

In total 1167 persons have got the right for additional non-governmental provision of pensions.

In accordance with branch-wise tariff agreement and labor contract of JSC "Rostovenergo" in 2002 work in voluntary medical insurance of the Company's employees was carried out. The sum of insurant fees in 2002 amounted 15561 thousand rubles. In 2002 on demand of subsidiaries and in accordance with medical indications 867 employees of the Company were directed for inpatient treatment in medical institutions. Social benefits and guarantees are secured to Company's employees in the framework of labor contract.

Results of work in personnel training and professional development in JSC "Rostovenergo" in 2002:

Total in all forms 9 800 persons are trained, among them: workers – 6 831, pcc – 2 969, including: at working places (without separation from production) - 7240 persons, with separation - 2 560 persons, among them: TC JSC "Rostovenergo"



- 982 persons, in other educational institutions - 1578 persons (including IPD of power engineering specialists – 519 managers and specialists).

Regular work in order to improve the existing labor conditions and life of employees is carried out. The basis for planning such measures are the results of workplaces certification as to labor conditions. On the basis of data received Agreement on labor protection, including measures for labor conditions improvement, is elaborated annually in JSC "Rostovenergo. In 2002 measures to the sum of 12245 thousand rubles were implemented. As a result of implemented measures labor conditions for 2445 employees, including 835 women, were improved. Incidents of occupational diseases of the Company's employees were not registered this year. 34326,8 thousand rubles were used up for measures of labor protection in JSC "Rostovenergo".





13. Tasks and prospect of the Company for 2003. Solution of strategic problems.

Reorganization of the Company.

During 2002 technical inventory work, certification of capital facilities, arrangement of cadastral registration of land was carried out. Registration of proprietary rights for the Company's assets has been completed. Separated accounting according to types of activity was introduced into practice.

In pursuance with the resolution of Directors' Board RAO UESR of *21.06.2002г. №121, which approved reorganization schemes of JSC* "Rostovenergo", in 2002 we began project development for reforming of remedial maintenance activities with establishment of associated companies on the basis of special-purpose subsidiaries. A number of actions for establishment of associated companies on the basis of health-centers and auxiliary agricultural farms was also taken. RDM within JSC "Rostovenergo" was isolated as organization department of managerial office of the Company and simultaneously new RDM was established.

During 2003 it is necessary to solve the following problems in the framework of reforming of JSC "Rostovenergo":

- To establish associated companies on the basis of nonspecialized subsidiaries – health centers and auxiliary agricultural farms.
- To establish associated companies on the basis of specialized service subsidiaries of JSC "Rostovenergo" (PME, RESM, REC, motor-transport depot)
- To take measures for participation of JSC "Rostovenergo in ITENC (assignation to the authorized capital stock of JSC "ITENC" transmission networks of JSC "Rostovenergo" , after corresponding resolutions of RAO UESR)
- Reorganization of RDM (corporative measures, connected with non-repayable transfer of RDM into JSC «CO-CDM UES», after corresponding resolutions of RAO UESR) was carried out.

The main version of reorganization of JSC "Rostovenergo" envisages reorganization of energy supply system, which has organizational and legal struc-



ture of joint stock company, by means of process of new juridical persons detachment.

Realization of this version depends on terms of alteration of acting governmental normative documents about power engineering, formulating control mechanisms of competitive market of energy.

Improvement of management and corporate procedures.

Management of the companies, established in the process of JSC "Rostovenergo" reorganization, will be carried out according to new standards. After reorganization in the form of new companies detachment, JSC "Rostovenergo" will take functions of sole executive setting of detached companies.

Operational management of current activity of detached companies will be carried out by chief executives of companies, and functions of the general director will be placed on Management company.

Controllability by JSC "Rostovenergo" will be reached through the system of corporate bodies. Main administrative and economic solutions as concerns associated companies will be taken by the Governing board of JSC "Rostovenergo", headed by the General director of JSC "Rostovenergo".

Actually there will be a transfer from administrative method of subordination to corporate, i.e. based on management of detached companies in correspondence with joint-stock legislation and companies' Charters. For optimization of function of corporate management it is planned to establish in JSC "Rostovenergo" (Management company) the Department of corporate management. The Department of corporate management will have functions of management of all associated companies, as well as functions of development and realization of corporate strategy of JSC "Rostovenergo" (Management company).

Under the conditions of market economy efficient corporate management very often is the main factor of successful work.





Owing to development and application to practice standards of corporate management, concern balance of all corporation members will be ensured, management transparency will increase by means of better interaction of all governmental bodies, specification of their responsibility to each other and to shareholders.

Improvement of corporate management system is one of foreground tasks of forthcoming process of reorganization of power engineering.

Enumeration of measures, necessary for improving of corporate behavior, will be determined taking into account current system of corporate behavior, structure of Company's property and other criteria.

Actual and objective problem of the day is *improvement of corporate behavior as regards increase* of financial transparency, brand of Company's interaction with shareholders and other financially interested parties, and efficiency of Company's Directors' board functioning.

This work will be conducted on basis of recommendations of RAO UESR.

With a view to improve information openness JSC "Rostovenergo" concluded agreements about interaction in information disclosure with MIBCE, NAPSM and news agency AK & M. The Company decided to take part in process of data-sheet at RTS, MIBCE owing to effectiveness of new data-sheet rules.

New corporate strategy of the Company improves its transparency and makes shares of JSC "Rostovenergo" more attractive for native and foreign investors.



14. Reference information for shareholders.

Company's securities quotations (according to information of RTS).

MAX 0.0275 $
MIN 0.011 $

MAX 0.016 $
MIN 0.012 $

$ 0,030
0,028
0,026
0,024
0,022
0,020
0,018
0,016
0,014
0,012
0,010
0,008
0,006

date

common shares
preference shares

Market capitalization of Company's shares.


common shares
preference shares
$90 000 000
$80 000 000
$70 000 000
$60 000 000
$50 000 000
$40 000 000
$30 000 000
$20 000 000
$10 000 000
$0
$8 331 635
$46 931 47
$10 645 978
$48 495 85
$9 720 241
$35 980 79
$7 498 472
$35 980 794
$12 497 453
$71 961 588
January 2002
April 2002
July 2002
October 2002
January 2003



49 Bolshaya Sadovaya str., 344007 Rostov-on-Don
tel.(8632) 385-359
http:// www.rosten.ru

Department of securities and stock registration
tel. (8632) 385-108, 385-236
fax (8632) 385-366, 40-55-08

Bank requisites: INT 6164102637
S/a 40702810600000002285
In JSC CB "Tsentr Invest" Rostov-on-Don
C/a 30101810100000000762
BIC 046015602

Auditor CC "Joint stock audit company "AUDITINFORM"
Moscow, license for general audit conducting N 008679.

Register holder JSC "Central Moscow depositary"
22 Olkhovskaya str., 107066 Moscow
tel. (095) 264-44-23